File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 11, 2014

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 5 and 18 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 11, 2014.

Information Statement

Inter-American Development Bank

The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2013, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, telephone or e-mail requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-1310, e-mail: treasury@iadb.org.

The Information Statement is also available on the IADB's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 11, 2014

SUMMARY INFORMATION

As of December 31, 2013

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. Alongside these objectives are two strategic goals: addressing the special needs of the less developed and smaller countries and fostering development through the private sector. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.0%), Brazil (11.0%), Mexico (7.1%) and Japan (5.0%).

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

Capital Increase

On February 29, 2012, the ninth general increase in the resources of the IADB (IDB-9) entered into effect providing for an increase in the IADB's Ordinary Capital of $70,000 million to be subscribed to by IADB's members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective to member countries. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the IADB's Board of Governors to become effective for each member country only if, on or before February 28, 2014, as amended, each member country has deposited with the IADB an Instrument of Subscription subscribing to the number of shares allocated to such member country. As of December 31, 2013, instruments of subscription for 336,523 of the total reallocated shares had been already received. Upon the completion of this reallocation process, if all reallocated shares are subscribed by members, the IDB-9 will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other non-regional member countries after the reallocation becomes effective. See the "Subsequent and Other Developments" section for additional information.

The effective dates of the first two installments of the Ordinary Capital increase were February 29, 2012 and February 28, 2013. These two installments, amounting to $602 million, have been substantially collected as of December 31, 2013. The remaining three installments are effective on the last day of February 2014, 2015 and 2016, respectively.

Operating Income

Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $881 million in 2013, including gains related to loan prepayments and equity duration management amounting to $101 million and $125 million, respectively, and net investment gains of $153 million.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4,940 million, net of subscriptions receivable of $1 million, and callable capital stock of $123,840 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $18,872 million at the end of the year and the Total Equity[1]-to-Loans Ratio (TELR) equaled 33.6% (See **Table 8**).

The IADB's capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, pension risk, as well as operational risk. As of December 31, 2013, the IADB's capital adequacy position is within the parameters established by its capital adequacy policy.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $68,701 million, before swaps, were denominated in 19 currencies and included $654 million of short-term borrowings.

The IADB limits its Net Borrowings[2] to the callable capital stock of its non-borrowing member countries (the

[1] "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, Receivable from members, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions.

[2] "Net Borrowings" are borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).

United States' share of such capital stock was 57.2% with the balance from Canada, Japan and the other non-regional members). Net Borrowings were $47,203 million, or 74.4% of the $63,439 million of callable capital stock of the non-borrowing member countries. Accordingly, the unused borrowing capacity at the end of the year amounted to $16,236 million.

During 2013 and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $70,679 million, of which 92% was sovereign-guaranteed. The IADB's lending capacity is limited by both its borrowing and capital adequacy policies.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20 percent of Total Equity.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the same member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. Such allowances totaled $255 million, or approximately 0.4% of total outstanding loans and guarantees.

Liquid Investments: Currently, the IADB's liquidity policy targets a liquidity portfolio, established annually, to cover twelve months of financial obligations. Liquidity for this purpose is essentially defined as non-borrowing countries' convertible currency cash and investments, excluding the assets funded by the Discount Note Program and assets with limited or restricted availability. At December 31, 2013, liquidity, as defined, was $20,418 million, within the policy limits. During the year, liquidity averaged $18,579 million compared to $16,528 million in 2012.

Net cash and investments totaled $21,226 million at the end of the year, equal to 31.5% of total debt (after swaps), compared to $14,592 million and 24.4%, respectively, in 2012.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2013, 92% of loans outstanding were sovereign-guaranteed. In addition, under certain conditions and subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). The Bank can also lend to other development institutions without sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of the Bank's Total Equity, calculated in the context of the Bank's capital adequacy policy. As of December 31, 2013, the risk capital requirement for non-sovereign-guaranteed operations was $1,661 million, or 6.9%[3] of the Bank's Total Equity.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held predominantly in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining virtually all equity in United States dollars.

Financial Statement Reporting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See the "Additional Reporting and Disclosure" section for relevant accounting policies used to present the financial results in accordance with GAAP, which may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars, the reporting currency, were charged or credited to Translation adjustments[4], a separate component of Other comprehensive income (loss) in the Statement of Comprehensive Income. In the recent past, the Bank's operations have changed so that the size of its operations in non-U.S. dollar currencies, on an after swap basis, has significantly been reduced in favor of the U.S. dollar. As a result, effective October 1, 2013, the Bank concluded that its operations are now substantially carried out in a single functional currency, the U.S. dollar, as this is the period during which significant changes in economic facts and circumstances indicate that the Bank's functional currency has now changed, mainly as a result of the substantial completion of a review of the Bank's currency operations and related plans. Accordingly, net gains and losses resulting from the translation of all non-U.S. dollar (i.e., foreign currencies) into United States dollars are now charged or credited to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[5] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

Accounting Developments: As described in Note B to the financial statements, the Financial Accounting Standards Board requires disclosure of both gross information and net information about financial and derivative instruments eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting arrangement, for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods.

[3] For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the Inter-American Investment Corporation (IIC), a separate affiliated international organization part of the IDB Group, in the amount of $100 million are not included.

[4] References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

[5] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2013	2012	2011	2010	2009
Operational Highlights					
Loans and guarantees approved[(1)]	$13,290	$10,799	$10,400	$12,136	$15,278
Gross loan disbursements	10,558	6,883	7,898	10,341	11,424
Net loan disbursements[(2)]	2,096	2,312	3,297	4,743	6,882
Balance Sheet Data					
Cash and investments-net[(3)], after swaps	$21,226	$14,592	$13,882	$16,585	$20,204
Loans outstanding[(4)]	70,679	68,640	66,130	63,007	58,049
Undisbursed portion of approved loans	29,207	26,987	23,994	22,357	21,555
Total assets[(11)]	97,007	92,209	89,432	87,217	84,006
Borrowings outstanding, after swaps	67,460	59,754	58,015	57,874	57,697
Callable capital stock[(5)]	123,840	112,240	100,641	100,641	100,641
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	63,439	57,884	52,329	52,329	52,329
Equity[(11)]	23,550	20,681	19,794	20,960	20,674
Income and Comprehensive Income Statements Data					
Operating Income[(6)]	**$ 881**	**$ 910**	**$ 836**	**$ 1,252**	**$ 1,294**
Net fair value adjustments on non-trading portfolios and foreign currency transactions[(7)]	626	194	(919)	(850)	(500)
Board of Governors approved transfers	(200)	(200)	(200)	(72)	—
Net income (loss)	1,307	904	(283)	330	794
Other comprehensive income (loss)	1,506	(300)	(883)	(44)	436
Comprehensive income (loss)	2,813	604	(1,166)	286	1,230
Ratios					
Net borrowings[(8)] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	74.4%	80.0%	86.3%	80.6%	74.1%
Total Equity[(9)] to loans[(10)] ratio[(11)]	33.6%	31.1%	31.3%	33.4%	34.2%
Cash and investments as a percentage of borrowings outstanding, after swaps	31.5%	24.4%	23.9%	28.7%	35.0%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations.

(2) Includes gross loan disbursements less principal repayments.

(3) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.

(4) Excludes lending swaps in a net liability position of $650 million in 2013 (2012—net liability of $1,831 million; 2011—net liability of $1,546 million; 2010—net liability of $655 million; 2009—net asset of $77 million).

(5) Includes capital subscription received from Canada of non-voting callable capital stock as follows: 2009 to 2011—$4,039.9 million; 2012—$3,553.0 million; 2013—$3,066 million. See "Sources of Funds—Equity" for further information.

(6) See page 20 for a full discussion of Operating Income.

(7) Net fair value adjustments on non-trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.

(8) Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).

(9) "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, Receivable from members, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions (non-GAAP measure).

(10) Includes loans outstanding and guarantee exposure.

(11) Effective March 31, 2013, the Bank reclassified Receivable from members from assets to equity amounting to $262 million, at December 31, 2013.

The required disclosures are included in Note K—Derivatives of the Bank's financial statements.

Financial Highlights

Lending Operations: During 2013, the Bank's loan and guarantee approvals increased by $2,491 million as compared to 2012. Approved loans amounted to $13,257 million (159 loans), compared to $10,316 million (156 loans) in 2012. The undisbursed portion of approved loans increased to $29,207 million at year-end 2013 from $26,987 million at year-end 2012.

During the year, loan prepayments amounted to $4,241 million (2012—$153 million). Most of the prepayments received in 2013 were part of the Bank's new reallocation program on sovereign-guaranteed operations. During 2013, loans amounting to approximately $1,500 million were reallocated under this program. Of these resources, a total of $1,200 million was approved in new operations in 2013.

During 2013, four non-trade related guarantees without sovereign counter-guarantee were approved for $33 million (2012—six for $133 million). In addition, 210 trade finance guarantees in the aggregate amount of $568 million were issued (2012—308 guarantees in the aggregate amount of $755 million). No guarantee operations with a sovereign counter-guarantee were approved by the Bank in 2013 (2012—$350 million).

The portfolio of non-sovereign-guaranteed loans, including loans to other development institutions, increased to a level of $5,635 million compared to $3,884 million at December 31, 2012. On the other hand, the non-sovereign guarantees exposure decreased $95 million to $546 million compared to $641 million the previous year. As of December 31, 2013, 8.6% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.5% at December 31, 2012. This increase is mainly due to the increase in the non-sovereign-guaranteed portfolio.

Total allowances for loan and guarantee losses amounted to $255 million at December 31, 2013 compared to $197 million in 2012. The Bank had non-sovereign-guaranteed loans with outstanding balances of $310 million classified as impaired at December 31, 2013 compared to $268 million at December 31, 2012. All impaired loans have specific allowances for loan losses amounting to $88 million at December 31, 2013, compared to $66 million at December 31, 2012.

Liquidity Operations: Substantially all of the Bank's investments are held in high quality securities. As of December 31, 2013, the liquid asset portfolio totaled $21,034 million, an increase of $6,658 million compared to December 31, 2012, in large part due to the amended liquidity policy, as described under "Liquidity Management".

The Bank continued to reduce its exposure to structured assets through asset sales and repayments at par of $705 million and $443 million, respectively (2012—$368 million and $448 million, respectively). The increased level of sales reflected an accelerated risk-reduction strategy as prices of below-investment-grade structured assets improved. Overall, net losses of $165 million (relative to purchase price) were realized, compared to $94 million in 2012.

In 2013, the trading investments portfolio experienced net mark-to-market gains of $153 million, compared to $293 million in 2012 as the prices of financial assets in which the Bank invests continued to improve during the year, which helped to continue reversing previously reported valuation losses.

Borrowing Operations: The Bank issued medium-and long term debt securities for a total face amount of $16,195 million equivalent (2012—$12,888 million) that generated proceeds of $15,763 million equivalent (2012—$12,067 million) and had an average life of 4.9 years (2012—5.7 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. The higher level of borrowing operations when compared to 2012 was mainly due to the increase of the Bank's liquid assets, as described under "Liquidity Management".

During 2013, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Capitalization: On February 29, 2012, the ninth general increase in the resources of the Bank (IDB-9) entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective to member countries. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the Bank's Board of Governors to become effective for each member country only if, on or before February 28, 2014, as amended, each member country has deposited with the Bank an Instrument of Subscription subscribing to the number of shares allocated to such member country. As of December 31, 2013, instruments of subscription for 336,523 of the total reallocated shares had been already received. Upon the completion of this reallocation process, if all reallocated shares are subscribed by members, the IDB-9 will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other non-regional member countries after the reallocation becomes effective. See the "Subsequent and Other Developments" section for additional information.

The effective dates of the first two installments of the Ordinary Capital increase were February 29, 2012 and February 28, 2013. These two installments, amounting to $602 million, have been substantially collected. The remaining three install-

ments are effective on the last day of February 2014, 2015 and 2016, respectively.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. In March 2013, the Board of Governors approved the $200 million transfer corresponding to 2013.

The Total Equity-to-Loans Ratio (TELR) at December 31, 2013 was 33.6% compared to 31.1% at the end of last year (See **Table 8**).

Financial Results: Operating Income for 2013 was $881 million, compared to $910 million in 2012, a decrease of $29 million. This decrease was mainly due to a decrease in net investment gains of $140 million and an increase in net non-interest expense of $208 million, which were partially offset by an increase in net interest income of $332 million.

Net interest income

For 2013, the Board of Executive Directors approved a lending spread of 0.84%, a credit commission of 0.25% and no supervision and inspection fee, while for 2014 a lending spread of 0.85% was approved, maintaining the same credit commission and supervision and inspection fee. Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank had net interest income of $1,616 million during 2013 compared to $1,284 million last year. The increase was mainly due to the impact of the increase in the lending spread on most of the Bank's loans from 0.62% to 0.84% in 2013, amounting to approximately $134 million, higher other interest income mainly from realized gains of $125 million on equity duration swaps, as well as loan prepayment compensation of $101 million, net of swap unwinding costs, received during 2013.

Net fair value adjustments on non-trading portfolios and foreign currency transactions

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $626 million, compared to $194 million in 2012. Net fair value adjustments on non-trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. For further information, refer to Note R—Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions of the financial statements.

Pension and Postretirement Benefit Plans (Plans): During 2013, the fair value of the Plans' assets benefited from strong rallies in developed markets equities as well as positive performance from high yield fixed income and private real estate. The Plans' asset returns were higher than the 6.75% expected return on plan assets, which combined with the decrease in the liability, mostly resulting from the increase in the market interest rates used to discount the Plans' liabilities and a reduction in the inflation rate and salary growth assumptions, significantly improved the funded status of these Plans. At December 31, 2013, the Balance Sheet shows assets and liabilities under retirement benefit plans of $292 million and $73 million, respectively, compared with only liabilities of $1,153 million at December 31, 2012. The higher funded status of the Plans of $1,372 million reflects an increase in the Plans' assets of $464 million to $4,996 million and a decrease in the benefit obligation of $908 million, to $4,777 million. At the end of the year, the Plans' assets represented 105% of the benefit obligations compared with 80% at the end of the prior year. For further information, refer to Note S—Pension and Postretirement Benefit Plans of the financial statements.

Equity: Equity at December 31, 2013 was $23,550 million compared with $20,681 million at December 31, 2012. The increase of $2,869 million reflects Net Income of $1,307 million, paid-in capital received under the IDB-9 of $318 million, and the recognition of the changes in assets/liabilities related to the Bank's pension and postretirement benefit plans of $1,507 million, partially offset by the reclassification from assets to equity of Receivable from members of $262 million in 2013.

Asset and Liability Management: During 2013, the Bank terminated certain swaps in order to maintain the modified duration of its equity within the defined policy band of 4 to 6 years realizing gains of $125 million. In addition, as a result of loan prepayments of $4,241 million, certain lending swaps were terminated resulting in realized losses of $232 million, which were offset by compensation received from the borrowers of $333 million.

DEVELOPMENT OPERATIONS

General

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objective

The Report on the IDB-9 establishes that the Bank's objective is to promote sustainable growth, poverty reduction and social equity. It further identifies five sector priorities to work towards achieving this objective:

- Social policy for equity and productivity.
- Infrastructure for competitiveness and social welfare.
- Institutions for growth and social welfare.
- Competitive regional and global international integration.
- Protection of the environment, response to climate change, promotion of renewable energy and ensuring food security.

Figure 1 below presents the approvals for loans of the Ordinary Capital by sector priorities:

Figure 1: LOAN APPROVALS BY SECTOR PRIORITIES
For the years ended December 31, 2013 and 2012


2013
Social Sector 22%
Infrastructure & Environment 32%
Integration & Trade 9%
Institutions for Development 37%
2012
Social Sector 19%
Infrastructure & Environment 49%
Institutions for Development 32%

For more information regarding the implementation and evaluation of the Ninth General Increase, see the _Mid-Term Evaluation IDB-9 Commitments Report_.

Through its institutional strategy and mandates, the Bank is committed to expanding the focus on environmental and social sustainability, response to climate change, promotion of sustainable energy, and ensuring food security. For more information, see the latest _IDB Sustainability Report_.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff reviews progress, monitors compliance with Bank policies and assists in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates

loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects, including loans to intermediaries for on-lending purposes, and policy-based loans. Under these lending categories the Bank provides support, among others, to the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment. The Bank also lends directly to eligible entities without a sovereign guarantee generally for the financing of investments for transactions in all sectors, subject to an exclusion list.

Sovereign-Guaranteed Investment Loans

Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

Sovereign-Guaranteed Policy-Based Loans

Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector and it aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

Development Sustainability Credit Line (DSL)

In addition to the above mentioned lending categories, in 2012, the DSL was approved and replaced the emergency lending category. The DSL is structured as a contingent credit line and it has been designed to respond to exogenous economic crisis. Resources are available to the borrower in order to mitigate direct effects of exogenous economic shocks (systemic or country specific).

Reallocation Program (RP)

The Reallocation Program, established in 2012, offers borrowing member countries flexibility in allocating their exposure with the Bank by earmarking resources released as a result of a loan prepayment by a borrowing member country to finance new sovereign-guaranteed loan operations to that same country. The terms on the new loans under the RP are such that their weighted average life is not greater than the remaining weighted average life of the prepaid loans prior to the prepayment. Most of the prepayments received in 2013 were part of the RP.

Non-Sovereign-Guaranteed Loans

Non-sovereign-guaranteed loans and guarantees generally finance investments for transactions in all sectors, subject to an

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

exclusion list, are made on the basis of market-based pricing, and are subject to certain eligibility requirements and risk management limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee. Consistent with one of the objectives of the Agenda for a Better Bank set forth in the IDB-9, which calls for strengthening the Bank's risk management practices, the Board of Executive Directors approved the Non-Sovereign-Guaranteed (NSG) Risk Framework (Framework), which became effective on November 1, 2013. The Framework is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to non-sovereign-guaranteed loans and guarantees to 20% of the Bank's Total Equity, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide for portfolio diversification and establish limits per project, per obligor and group of obligors, per sector as well as per country and (iii) the NSG risk management best practices, which will be developed by Management over time to support project origination and portfolio management. With respect to the single obligor limits, the Framework establishes a limit equal to the lesser of 2.5% of the Bank's Total Equity and $500 million at the time of approval.

As discussed above, non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of Total Equity. As of December 31, 2013, the risk capital requirements of non-sovereign-guaranteed operations were $1,661 million, or 6.9% of Total Equity.

Figure 2 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $7.1 billion and $10.1 billion, policy-based lending between $1.6 billion and $3.9 billion, and non-sovereign-guaranteed lending between $0.8 billion and $2.0 billion. There were no emergency and liquidity program loan approvals after 2009.

During 2013, loan approvals totaled $13,257 million compared to $10,316 million in 2012. A summary of loan approvals by country during 2013 and 2012 appears in **Table 1**. By loan type, loan approvals increased in all categories. Sovereign-guaranteed investment and policy-based loan approvals increased $169 million and $2,076 million, respectively, and non-sovereign-guaranteed loan approvals increased $596 million. In addition, there was a loan approval of $100 million under the DSL.

Figure 2: LOAN APPROVALS BY TYPE
For the years ended December 31, 2009 through 2013
(Expressed in billions of United States dollars)


18
16
14
12
10
8
6
4
2
0
Total 15.3
1.0
0.5
1.1
2.6
10.1
Total 12.1
0.8
3.5
7.8
Total 10.3
1.4
1.6
7.3
Total 10.3
1.4
1.8
7.1
Total 13.3
0.1
2.0
3.9
7.3
2009
2010
2011
2012
2013
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Liquidity Program
Emergency Lending
Non-Sovereign-Guaranteed
Development Sustainability Credit Line

Table 1: LOAN APPROVALS BY COUNTRY[1]
For the years ended December 31, 2013 and 2012
(Expressed in millions of United States dollars)

COUNTRY	2013	2012
Argentina	$ 1,264	$ 1,390
Bahamas	—	89
Barbados	—	92
Bolivia	315	252
Brazil	3,379	2,010
Chile	421	8
Colombia	1,004	510
Costa Rica	540	602
Dominican Republic	661	357
Ecuador	502	365
El Salvador	355	303
Guatemala	196	209
Guyana	8	33
Haiti	4	3
Honduras	218	127
Jamaica	14	37
Mexico	2,087	1,438
Nicaragua	136	132
Panama	281	178
Paraguay	256	173
Peru	194	245
Suriname	125	89
Trinidad and Tobago	159	247
Uruguay	738	627
Venezuela	—	400
Regional	400	400
Total	$13,257	$10,316

[1] Includes non-sovereign-guaranteed loans.

Loans amounting to approximately $1,500 million were reallocated under the RP. Of these resources, a total of $1,200 million was approved in new operations in 2013.

At December 31, 2013, the total volume of outstanding loans was $70,679 million, $2,039 million higher than the $68,640 million at December 31, 2012. This increase was mainly due to a higher level of loan disbursements ($10,558 million) than collections ($8,462 million, including prepayments of $4,241 million), partially offset by negative currency translation adjustments ($61 million). Undisbursed balances at December 31, 2013, totaled $29,207 million, an increase of $2,220 million from December 31, 2012. This change was mainly due to higher loan approvals than disbursements, partially offset by cancellations.

During 2013, the portfolio of non-sovereign-guaranteed loans increased to a level of $5,635 million compared to $3,884 million at December 31, 2012. On the other hand, the non-sovereign guarantee exposure decreased $95 million to $546 million compared to $641 million the previous year. As of December 31, 2013, 8.6% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.5% at December 31, 2012. This increase is mainly due to an increase in the non-sovereign-guaranteed portfolio.

A statement of loans outstanding by country at December 31, 2013 and 2012 is set forth in Schedule I-2 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms: Since January of 2012, the Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. The Bank also offers loans under its DSL with sovereign guarantee. **Table 2** presents the currently available terms for sovereign-guaranteed loans.

The Bank offers concessional lending through a blending of loans from the Ordinary Capital and the FSO (parallel loans). The Ordinary Capital's portion of parallel loans are fixed-base cost rate loans with 30 years maturity and 6 years grace period.

In addition, loans are made to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Discontinued Financial Terms: The most significant financial products discontinued in the recent past, for which outstanding loan balances remain, are described below.

Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) LIBOR-based loans and Local Currency Facility (LCF) loans.

SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

		Flexible Financing Facility(6)	Development Sustainability Credit Line(7)
Interest rate option		Libor-based loans(3)	Libor-based loans
Currencies offered	**Approval**	USD or borrowing member local currency	USD
	Disbursement	Currency of approval or converted currency	
	Repayment	Currency disbursed/converted	
Cost base		LIBOR ± funding margin, currency equivalent of LIBOR ± funding margin, or actual funding cost	3-month LIBOR
Funding margin to LIBOR		Actual funding margin or estimated funding margin at the time of disbursement/conversion	Not applicable
Lending spread(1)(2)		85(5)	165+85(5)
Credit commission(1)(2)		25(5)	Not applicable
Supervision and inspection fee(1)(2)		0(5)	Not applicable
Front-end/Standby fee(1)		Not applicable/Not applicable	50/50
Maturity(4)		Up to 20 years for policy based loans and up to 25 years for investment loans	6 years
Grace Period		For investment loans: 6 months after original disbursement period. For policy-based-loans: 5 years	3 years
Repayment Profile		Flexible repayment profile based on loan's contractual weighted average life	Semi-annual or yearly

(1) Loan charges expressed in basis points (bps).

(2) Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.

(3) FFF LIBOR-based loan balances can be converted to fixed-base cost rate and to any member currency, subject to market availability. For parallel loans, interest rates are subject to mandatory fixings.

(4) For parallel loans, maturity is 30 years and grace period is 6 years.

(5) Loan charges effective January 1, 2014.

(6) The Contingent Credit Line for Natural Disasters (CCL), approved in 2012, provides additional resources ($2 billion until December 31, 2014) in the event of natural disasters. CCL loans have the same terms as FFF loans, except for a 14 year maturity, principal repayments beginning after three years, and a standby fee equal to the Bank's lending spread.

(7) The DSL is limited to a maximum of $300 million per country, or two percent of a country's gross domestic product (GDP), whichever is less, and has available resources of $2 billion each year from 2012 to 2014, cumulative during the following years, if not used. The DSL will expire at the end of 2015.

cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

For loans approved under the LCF, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for non-sovereign-guaranteed operations. At December 31, 2013, the Bank had local currency loans outstanding of $2,472 million, which have substantially been swapped back-to-back to United States dollars.

Conversion of Adjustable Rate Loans to LIBOR-Based Loans: In 2009 and 2010, the Bank converted $31,956 million of adjustable rate outstanding loans, and their corresponding undisbursed balances, as follows: $4,965 million to SCF-LIBOR-based and $26,991 million to SCF-fixed-base cost.

Table 3 presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-3 to the financial statements.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT[(1)]
December 31, 2013 and 2012
(Amounts expressed in millions of United States dollars)

	2013		2012	
	Amount	%	Amount	%
SCF-LIBOR-based	$26,072	36.9	$26,308	38.3
SCF-fixed-base cost	28,035	39.7	31,288	45.6
LCF-fixed-base cost	1,074	1.5	1,055	1.5
LCF-variable	1,201	1.7	1,228	1.8
Flexible Financing Facility-LIBOR-based	5,330	7.5	1,359	2.0
Flexible Financing Facility-fixed-base cost	245	0.3	—	0.0
Non-sovereign-guaranteed-fixed	992	1.4	910	1.3
Non-sovereign-guaranteed-floating	4,302	6.1	2,619	3.8
Non-sovereign-guaranteed-local currency	197	0.3	196	0.3
Others	3,231	4.6	3,677	5.4
Total	$70,679	100.0	$68,640	100.0

(1) Non-sovereign-guaranteed loans in the amount of $144 million (2012–$159 million) to other development institutions are included in SCF-LIBOR-based and Others, as applicable.

Of the $29,207 million undisbursed loan balances at December 31, 2013, 49% pertains to the SCF-LIBOR-based, 41% to the FFF-LIBOR-based, and 8% to the non-sovereign-guaranteed-floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. **Figure 3** displays a breakdown of loans outstanding, before swaps, by interest rate type.

Figure 3: LOANS OUTSTANDING BY INTEREST RATE TYPE BEFORE SWAPS
December 31, 2013 and 2012


2013
Libor-based floating 52%
Fixed-base cost(1) 43%
Adjustable 6%
Total loans outstanding: $70,679 millions
2012
Libor-based floating 45%
Fixed-base cost(1) 49%
Adjustable 6%
Total loans outstanding: $68,640 millions

(1) Includes a total of $1,503 million in fixed rate loans (2012—$1,283 million).

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending)

Loan charges are established annually by the Board of Executive Directors taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—Capital Adequacy Framework—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank's non-sovereign-guaranteed operations.

During late 2013, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25% and no supervision and inspection fee for 2014. **Table 4** shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2011	0.80	0.25	—
2012	0.62	0.25	—
2013	0.84	0.25	—

A unique feature of the Bank's loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed. In addition, loan charges are also approved by the Bank's borrowing member countries who ultimately incur the higher costs.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency.

In October of 2013, a new policy for a Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations was approved. The FGI allows for structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy-based interventions.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees. Guarantee exposure is measured as the callable amount.

During 2013, four non-trade-related guarantees without sovereign counter-guarantee were approved for $33 million (2012—six for $133 million). The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2013, 210 trade-finance guarantees, in the aggregate amount of $568 million were issued. This compares with 308 guarantees in the aggregate amount of $755 million issued in 2012. No guarantee operations with a sovereign counter-guarantee were approved in 2013 (2012—$350 million).

As of December 31, 2013, guarantees of $871 million (2012—$761 million), including $329 million issued under the TFFP (2012—$401 million), were outstanding and subject to call. Sovereign and non-sovereign guarantees exposure was $325 million (2012—$52 million) and $546 million (2012—$641 million), respectively. No guarantees have ever been called.

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital's special programs and the funds under the Bank's administration. In 2013, the Bank approved technical assistance for a total of $351 million (2012—$284 million), including $139 million (2012—$87 million) funded by the Ordinary Capital.

As part of the effort to serve the clients' needs beyond financing, the Bank approved in 2013 the Policy for Fee-Based Advisory and Knowledge Services. This policy framework allows the Bank to provide fee-based advisory and knowledge services that are not linked to the design and execution of the Bank's lending operations. Management is currently preparing the guidelines for the adoption of this new policy.

LIQUIDITY MANAGEMENT

The primary objective of the Bank's liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by Management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see the "Financial Risk Management" section.

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments, agencies, multilaterals, banks and corporate entities, including asset-backed and mortgage-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Under the Bank's liquidity policy, Management targets a liquidity portfolio sufficient to cover twelve months of financial obligations (e.g., contractual debt repayments and loan disbursements). The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year and sent to the Board of Executive Directors for their information. Liquidity for this purpose is essentially defined as non-borrowing countries convertible currency cash and investments, excluding the assets funded by the Bank's Discount Note Program and assets with limited or restricted availability. The policy band may be reviewed during the year depending on whether or not there are any changes in the components that generate the band (i.e., loan disbursements and debt redemptions, as well as guarantee exposure).

Towards the end of 2013, the Board of Executive Directors approved an amendment to the liquidity policy, which would increase the policy band ceiling, in order to provide additional funding flexibility to strengthen liquidity.

At December 31, 2013, the liquid asset portfolio totaled $21,034 million, an increase of $6,658 million compared to December 31, 2012, in large part due to the amended liquidity policy. Liquidity, as defined, was $20,418 million, within policy limits. During the year, liquidity averaged $18,579 million compared to $16,528 million in 2012.

Liquid investments (trading investments portfolio) are maintained in two distinct sub-portfolios: transactional and operational, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

In October of 2013, the Bank reopened the External Managers Program whose purpose is to manage the U.S. agency mortgage-backed security risk of the trading investments portfolio. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager. At December 31, 2013, the size of the program was $500 million or 2.4% of the portfolio.

The return of the trading investments portfolio in 2013 and 2012 is shown in **Table 5.** The decrease in the return of the portfolio mainly reflects a decelerating improvement in the prices of credit assets, the overall reduction of asset- and mortgage-backed securities held in the portfolio through both asset sales and repayments at par, and increased transactional balances kept in highly liquid short-term investments at lower yields.

Table 5: TRADING INVESTMENTS PORTFOLIO[(1)]
December 31, 2013 and 2012
(Amounts expressed in millions of United States dollars)

	2013		2012	
Portfolio	Ending Balance	Financial Return (%)[(2)(3)(4)]	Ending Balance	Financial Return (%)[(2)(3)(4)]
Transactional.......	$ 6,544	0.09	$ 848	0.21
Operational........	14,490	1.50	13,528	2.88
Overall Portfolio....	$21,034	1.27	$14,376	2.22

[(1)] After swaps and net of payable and receivable for investment securities purchased or sold.
[(2)] Combined return for all currencies in each portfolio.
[(3)] Geometrically-linked time-weighted returns.
[(4)] Includes gains and losses.

Performance and Exposure of the Trading Investments Portfolio

The year 2013 was marked by a significant rise in both interest rates and equities, while credit markets generally improved more modestly. This reaction came in response to improving growth in (i) the U.S., after an early slow down due to the impact of the Budget Control Act sequester, (ii) the Eurozone, which emerged from its recession and saw crisis risks recede, and (iii) Japan, which implemented more aggressive stimulative policies. Furthermore, tapering of quantitative easing by the U.S. Federal Reserve was highly anticipated and started in December, prompting a repricing of the markets expectations of future U.S. Federal Reserve actions.

The Bank's exposure to asset-backed and mortgage-backed securities continued to be reduced through asset sales and repayments at par of $705 million and $443 million, respectively (2012—$368 million and $448 million, respectively). The increased level of sales reflects an accelerated risk-reduction strategy as prices of below-investment-grade structured assets improved.

In 2013, the Bank recognized $153 million of mark-to-market gains in its trading investments portfolio (2012—$293 million). These investment gains, to a major extent, relate to gains recognized in the $717 million (2012—$1,527 million) asset-backed and mortgage-backed securities portion of the portfolio. As of December 31, 2013, 40.7% of the asset-backed and mortgage-backed securities portion of the portfolio was rated AAA and AA and 97.6% was rated investment grade, compared to 33.2% and 68.4%, respectively, at December 31, 2012. The improved ratings profile in this portion of the portfolio is mainly due to the sale of below-investment-grade assets.

The exposure for the entire investments portfolio, excluding swaps, amounted to $21,053 million at December 31, 2013 compared to $14,434 million at December 31, 2012. The quality of the overall portfolio continues to be high, as 86.7% of the credit exposure is rated AAA and AA (2012—84.5%), 6.6% carry the highest short-term ratings (A1+) (2012—3.1%), 5.6% is rated A (2012—7.1%), and 1.1% is rated below A/A1+ (2012—5.3%). The investment portfolio continued to perform except for $1.5 million of principal losses (2012—$0.8 million). Net losses of $165 million (relative to purchase price) were realized, compared to $94 million in 2012.

Table 6 shows a breakdown of the trading investments portfolio at December 31, 2013 and 2012 by major security class together with unrealized gains and losses included in Income from Investments-Net gains, on securities held at the end of the respective year.

Table 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2013 and 2012
(Amounts expressed in millions of United States dollars)

	2013		2012	
Security Class	Fair Value[1]	Unrealized Gains (Losses)	Fair Value[1]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 6,073	$ —	$ 4,571	$ —
U.S. Government-sponsored enterprises	207	—	31	—
Obligations of non-U.S. governments and agencies	10,382	(40)	5,263	63
Bank obligations	3,527	(1)	3,031	4
Corporate securities	147	—	11	—
Mortgage-backed securities	**489**	**31**	**986**	**104**
U.S. residential	46	2	365	64
Non-U.S. residential	320	23	357	31
U.S. commercial	28	1	66	1
Non-U.S. commercial	95	5	198	8
Asset-backed securities	**228**	**9**	**541**	**38**
Collateralized loan obligations	152	5	352	28
Other collateralized debt obligations	33	3	121	9
Other asset-backed securities	43	1	68	1
Total trading investments	21,053	(1)	14,434	209
Currency and interest rate swaps-investments-trading	(1)	44	(43)	(3)
Total	$21,052	$43	$14,391	$206

[1] Includes accrued interest of $38 million (2012—$35 million) and $(28) million (2012—$(20) million), presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments.

The Bank's most significant contractual obligations relate to the repayment of borrowings. **Table 7** presents borrowings by remaining maturity as of December 31, 2013 (in millions).

Table 7: CONTRACTUAL OBLIGATIONS
December 31, 2013

	One year or less	2 to 3 years	4 to 5 years	More than 5 years	Total
Borrowings[1]	$11,682	$23,761	$15,076	$19,007	$69,526

[1] Amounts are before swaps.

In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

SOURCES OF FUNDS

Equity

Equity at December 31, 2013 was $23,550 million compared with $20,681 million at December 31, 2012. The increase of $2,869 million reflects Net Income of $1,307 million, paid-in capital received under the IDB-9 of $318 million, and the recognition of the changes in assets/liabilities related to the Bank's pension and postretirement benefit plans of $1,507 million, partially offset by the reclassification from assets to equity of Receivable from members of $262 million in 2013.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. **Table 8** presents the composition of the TELR at December 31, 2013 and 2012. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" for further information.

Table 8: TOTAL EQUITY-TO-LOANS RATIO
December 31, 2013 and 2012
(Amounts expressed in millions of United States dollars)

	2013	2012
Equity		
Paid-in capital stock	$ 4,941	$ 4,640
Capital subscriptions receivable	(1)	(18)
	4,940	4,622
Less: Receivable from members	262	
Retained earnings:		
General reserve[1]	16,307	13,494
Special reserve[1]	2,565	2,565
	23,550	20,681
Plus:		
Allowances for loan and guarantee losses	255	197
Minus:		
Borrowing countries' local currency cash balances	152	161
Net receivable from members		217
Cumulative net fair value adjustments on non-trading portfolios and foreign currency transactions	(421)	(1,047)
Total Equity	$24,074	$21,547
Loans outstanding and guarantee exposure	$71,550	$69,333
Total Equity-to-Loans Ratio	33.6%	31.1%

[1] Includes Accumulated other comprehensive income.

As presented in **Table 8**, the TELR increased from 31.1% at December 31, 2012, to 33.6% at December 31, 2013, mainly due to an increase of $2,527 million in Total Equity, which more than compensated the increase in loans and guarantee exposure. Total Equity increased mostly as a result of Operating Income of $881 million, paid-in capital received under the IDB-9 of $318 million, and the recognition of the changes in assets/liabilities related to the Bank's pension and postretirement benefit plans of $1,507 million, partially offset by Board of Governors approved transfers of $200 million. **Figure 4** presents the changes in the TELR during the last five years. As can be seen, the TELR has remained relatively stable during this period.

Figure 4: TOTAL EQUITY-TO-LOANS RATIO


48%
42%
36%
30%
24%
18%
12%
6%
0%
34.2%
33.4%
31.3%
31.1%
33.6%
2009
2010
2011
2012
2013

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2013, subscribed capital stock, net of subscriptions receivable, was $128,780 million, of which $4,940 million is paid-in and $123,840 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock. Total callable capital by Standard & Poor's (S&P) country rating is shown on **Table 9**.

Table 9: CALLABLE CAPITAL BY S&P COUNTRY RATINGS[6]
December 31, 2013
(Expressed in millions of United States dollars)

Country Rating	2013
AAA	$ 12,930
AA+	36,827
AA	2,690
AA–	9,714
A+	193
A	535
A–	36
BBB+	10,354
BBB	20,075
BBB–	3,723
BB+	58
BB	1,315
BB–	2,408
B+	715
B	1,250
B–	6,417
CCC+	13,331
N.R[(1)]	1,269
Total	$123,840

[(1)] Sovereigns not rated by S&P.

At December 31, 2013, the total subscription of the United States, the Bank's largest shareholder, was $37,794 million, of which $1,485 million is paid-in capital stock, and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $36,309 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $32,509 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Temporary Increase in Canada's Callable Capital: In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription to non-voting callable capital stock stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, on February 29, 2012, Canada exercised its right and, effective on February 29, 2012 and February 28, 2013, replaced 40,358 non-voting callable shares, in the amount of $487 million each year, with an equal amount of voting callable shares, representing the first and second installments, respectively, of shares allocated under the IDB-9. It is expected that the full amount of non-voting callable shares will be replaced or returned by the end of the IDB-9 installment schedule.

Capital Increase: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective, representing the amount of shares subscribed, less shares that were not made effective in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares made effective, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares and $237 million and $4,032 million, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the Bank's Board of Governors to become effective for each member country only if, on or before February 28, 2014, as amended, each member country has deposited with the Bank an Instrument of Subscription subscribing to the number of shares allocated to such member country. As of December 31, 2013, instruments of subscription for 336,523 of the total reallocated shares had been already received. Upon the completion of this reallocation process, if all reallocated shares are subscribed by members, the IDB-9 will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other non-regional member countries after the reallocation becomes effective. See the "Subsequent and Other Developments" section for additional information.

The effective dates of the first two installments of the Ordinary Capital increase were February 29, 2012 and February 28, 2013. These two installments, amounting to $602 million, have been substantially collected. The remaining three installments are effective on the last day of February 2014, 2015, and 2016, respectively.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various

[6] Represents the countries' S&P long-term sovereign foreign currency ratings.

currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These funding facilities are used to manage short-term cash flow needs.

The Bank's borrowing policy is summarized in **Box 4**.

Box 4: Borrowing Policy

The Bank's policy is to limit its Net Borrowings to the amount of the subscribed callable capital stock of its non-borrowing member countries (the United States, Canada, Japan and the other non-regional members). Net Borrowings is the amount of borrowings (after swaps), plus gross guarantee exposure, less qualified liquid assets (after swaps), which include the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2013, Net Borrowings represented 74.4% of the subscribed callable capital stock of the non-borrowing member countries compared to 80.0% in 2012. Accordingly, the unused borrowing capacity at the end of the year amounted to $16,236 million, compared to $11,582 million in 2012.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for economic hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

At December 31, 2013 and 2012, short-term borrowings consist of U.S. dollar denominated discount notes. **Table 10** presents information about the Bank's short-term borrowing operations.

Table 10: SHORT-TERM BORROWINGS
December 31, 2013 and 2012
(Amounts expressed in millions of United States dollars)

	2013	2012
Balance at year-end	$654	$840
Average daily balance during the year	597	656
Maximum month-end-balance	654	900
Weighted average rate at the end of the year	0.14%	0.16%
Weighted average rate during the year	0.09%	0.10%

Medium-and long-term borrowing operations for 2013 and 2012 are summarized in **Table 11**. In 2013, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $15,763 million compared to $12,067 million in 2012. The higher level of borrowing operations when compared to 2012 was mainly due to the increase of the Bank's liquid assets as described under "Liquidity Management".

Table 11: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2013 and 2012
(Amounts expressed in millions of United States dollars)

	2013	2012
Total medium- and long- term borrowings[(1)]	$15,763	$12,067
Average life (years)[(2)]	4.9	5.7
Number of transactions	64	54
Number of currencies	10	9

[(1)] Represents proceeds on a trade date basis.
[(2)] Average life calculated considering the time to the next call date.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2013, the Bank executed five strategic benchmark global bond issues denominated in United States dollars with three, five, seven (two issues) and ten year maturities for a combined amount of $8,000 million. Borrowings denominated in borrowing member country currencies in the aggregate amount of $293 million were issued (2012—$126 million), composed of: Brazilian reais—$161 million, Mexican pesos—$82 million, and Costa Rican colones—$50 million (2012—Brazilian reais—$104 million and Mexican pesos—$22 million). In addition, the Bank transacted various bonds denominated in Australian dollars, British pounds sterling, Indian rupees, Indonesian rupiahs, South African rand, New Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2013, as compared to 2012, are shown in **Figure 5**.

Figure 5: NEW BORROWINGS BY CURRENCY(1)
For the years ended December 31, 2013 and 2012


2013
Others 3%
British pounds sterling 6%
Australian dollars 9%
United States dollars 82%
2012
Others 4%
British pounds sterling 4%
Australian dollars 15%
United States dollars 77%

(1) Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Medium-and long-term borrowings outstanding by currency as of December 31, 2013 and 2012, are shown in **Table 12**.

Table 12: OUTSTANDING BORROWINGS(1) BY CURRENCY
December 31, 2013 and 2012
(Expressed in millions of United States dollars)

Currency	2013	2012
Australian dollars	$ 7,066	$ 8,408
Brazilian reais	850	992
British pounds sterling	2,549	1,516
Canadian dollars	2,974	3,113
Chilean pesos	—	73
Colombian pesos	44	48
Costa Rican colones	50	—
Euro	805	834
Hong Kong dollars	64	65
Indian rupees	363	446
Indonesian rupiahs	374	640
Japanese yen	558	837
Mexican pesos	928	951
New Turkish liras	278	353
New Zealand dollars	1,108	1,506
Norwegian krone	83	90
Peruvian new soles	116	127
Russian rubles	—	37
South African rand	110	186
Swiss francs	727	709
United States dollars	47,682	40,582
Total	$66,729	$61,513

(1) Medium- and long-term borrowings net of unamortized discounts (before swaps and mark-to-market adjustments).

The Bank may retire its debt earlier than the maturity date. For example, debt may be repurchased to facilitate secondary market liquidity and bonds may be called to reduce the cost of borrowing. During 2013, the Bank early retired $733 million of its borrowings (2012—$372 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2013, all the new borrowings, as applicable, were swapped into United States dollars at floating rates. **Figures 6 and 7** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2013. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K, L, W and Schedule I-4 to the financial statements.

Figure 6: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS(1)
December 31, 2013


Borrowings, before swaps
Floating & Adjustable 13%
Fixed 87%
Borrowings, after swaps
Fixed 6%
Floating 94%

(1) Medium- and long-term borrowings only.

Figure 7: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2013


Borrowings, before swaps
Others
28%
United States
dollars
72%
Borrowings, after swaps
Euro
2%
United States
dollars
98%

[1] Medium- and long-term borrowings only.

Box 5: Operating Income Elements and Significant Influences

Elements	Significant Influences
Loan interest income	Loan volumes, lending spreads, and interest rate environment.
Borrowing expenses	Interest rate environment, including changes in LIBOR.
Net investment gains	Mark-to-market gains or losses on the Bank's trading investments portfolio which are driven by external factors such as: the interest rate environment, and credit spreads within the liquid asset portfolio.
Net non-interest expense	Increase or decrease in administrative expenses driven by staff costs, special programs, as well as, higher or lower pension and postretirement benefit costs.
Provision for losses on loans and guarantees	Risk assessment of non-sovereign borrowers and probability of default and loss given default.

RESULTS OF OPERATIONS

Operating Income

Operating Income includes the net interest income on earning assets and the income contribution of the Bank's equity, net investment gains, the provision for loan and guarantee losses and net non-interest expense. **Box 5** displays the most significant elements of the Bank's Operating Income and the related influences on the results.

Table 13 shows the breakdown of Operating Income during the last three years.

Table 13: OPERATING INCOME
For the years ended December 31, 2013, 2012 and 2011
(Expressed in millions of United States dollars)

	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Loan interest income	$1,768	$1,601	$1,683	$ 167	$ (82)
Investment interest income	62	89	99	(27)	(10)
Other interest income	187	113	112	74	1
	2,017	1,803	1,894	214	(91)
Less:					
Borrowing expenses	401	519	462	(118)	57
Net interest income	1,616	1,284	1,432	332	(148)
Other loan income	90	67	59	23	8
Net investment gains	153	293	9	(140)	284
Other expenses					
Provision for loan and guarantee losses	58	22	3	36	19
Net non-interest expense	920	712	661	208	51
Operating Income	$ 881	$ 910	$ 836	$ (29)	$ 74

Operating Income

Year 2013 versus 2012: The decrease in Operating Income was mainly due to a decrease in net investment gains, and an increase in net non-interest expense, partially offset by an increase in net interest income.

Year 2012 versus 2011: The increase in Operating Income for 2012 was mostly due to higher net investment gains, which were partially offset by lower net interest income, an increase in net non-interest expense, and the provision for loan and guarantee losses.

Net Interest Income

Year 2013 versus 2012: The increase in net interest income was mainly due to the impact of a higher lending spread on most of the Bank's loans, which increased from 0.62% in 2012 to 0.84% in 2013, amounting to approximately $134 million, higher other interest income mostly from realized gains of $125 million on equity duration swaps, as well as loan prepayment compensation of $101 million, net of swap unwinding costs, received during 2013.

Year 2012 versus 2011: The decrease was mainly due to a reduction of net interest income from loans. The lending spread on most of the Bank's loans decreased from 0.80% in 2011 to 0.62% in 2012.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2013, 2012, and 2011 are shown in **Table 14**.

Table 14: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
For the years ended December 31, 2013, 2012 and 2011
(Amounts expressed in millions of United States dollars)

	2013		2012		2011	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[1]	$66,780	2.65[5]	$66,376	2.41	$63,420	2.65
Liquid investments[2][3]	19,713	1.27	17,485	2.22	15,110	0.65
Total earning assets	$86,493	2.34	$83,861	2.37	$78,530	2.27
Borrowings	$62,312	0.64	$61,082	0.85	$56,794	0.81
Net interest margin[4]		1.87[6]		1.53		1.82

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents net interest income as a percent of average earning assets.
(5) Loan prepayment compensation, net of swap unwinding costs, of approximately $101 million was received by the Bank in 2013. Excluding this amount, the return on loans would have been 2.50%.
(6) In addition to the loan prepayment compensation mentioned above, gains of $125 million on equity duration swaps were realized from swap terminations resulting from equity duration management. If such amounts were not considered, the net interest margin would have been 1.61%.

Net Investment Gains

Year 2013 versus 2012: Net mark-to-market investment gains decreased during the year due to a decelerating improvement in prices of credit assets, and the overall reduction of asset- and mortgage-backed securities held in the portfolio through both asset sales and repayments at par.

Year 2012 versus 2011: Net investment gains increased in 2012 due to the Bank's trading investments portfolio's continued recovery in line with the world financial markets.

Provision for Loan and Guarantee Losses

Year 2013 versus 2012: The provision for loan and guarantee losses increased in 2013 mainly due to an increase in the loan portfolio collective allowance, resulting from a higher non-sovereign-guaranteed loan portfolio. Improvements in the credit quality of the impaired loans portfolio were offset by an increase in the number of loans in this category.

Year 2012 versus 2011: The provision for loan and guarantee losses increased in 2012 as a result of three additional non-sovereign-guaranteed impaired loans in 2012.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 15.**

Year 2013 versus 2012: Net non-interest expense mainly increased due to higher staff costs as a result of higher net pension and postretirement benefit costs of $88 million. Pension and postretirement benefit costs continued to be impacted by higher amortizations of unrecognized net actuarial losses from prior years, and an increase in the service cost mainly resulting from the decrease in the rate used to discount the pension liabilities at the end of 2012. In addition, there was an increase in non-reimbursable and contingent recovery operations approved under special programs.

Year 2012 versus 2011: Net non-interest expense increased in 2012 as a result of higher staff costs of $43 million, of which $54 million related to higher net pension and postretirement benefit costs resulting from the amortization of net actuarial losses and an increase in the service cost due to the decrease in the rate used to discount the pension liabilities at the end of 2011, partially reduced by a lower amortization of prior service cost.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. **Table 16** below displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

As can be seen, core operating income is a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

Table 15: NET NON-INTEREST EXPENSE
For the years ended December 31, 2013, 2012 and 2011
(Expressed in millions of United States dollars)

	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Administrative expenses					
Staff costs	$591	$469	$426	$122	$43
Consultant fees	123	94	81	29	13
Operational travel	32	31	28	1	3
Other expenses	91	89	83	2	6
Total gross administrative expenses	837	683	618	154	65
Less:					
Share of Fund for Special Operations	(24)	(20)	(18)	(4)	(2)
Net administrative expenses	813	663	600	150	63
Service fee revenues	(5)	(7)	(6)	2	(1)
Special programs	131	75	79	56	(4)
Other income	(19)	(19)	(12)	—	(7)
Net non-interest expense	$920	$712	$661	$208	$51

Table 16: CORE OPERATING INCOME
For the years ended December 31, 2013, 2012 and 2011
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Operating Income (Reported)	$881	$910	$836	$ (29)	$ 74
Less:					
Net investment gains	153	293	9	(140)	284
Non-recurring gains associated with loan prepayments and equity duration management	226	—	—	226	—
Add:					
Provision for loan and guarantee losses	58	22	3	36	19
Core operating income	$560	$639	$830	$ (79)	$(191)

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); pension risk; and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. Four risk management units of the Bank, which consider capital adequacy/asset-liability management, treasury risk, credit risk, and financial controls/operational risk, are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability management, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, and loan management.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2013 and 2012, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, S&P's), is depicted in **Figure 8.**

Figure 8: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES[1]
December 31, 2013 and 2012


2013
CCC+ to CCC–
15.9%
B+ to B–
11.9%
Non-sovereign-guaranteed
8.6%
BB+ to BB–
9.2%
Investment grade
54.4%
2012
CCC+ to CCC–
0.4%
SD
0.2%
B+ to B–
26.6%
Non-sovereign-guaranteed
6.5%
BB+ to BB–
8.5%
Investment grade
57.7%

[1] Data is rounded; detail may not add up due to rounding.

Compared to December 31, 2012, **Figure 8** shows that the relative amount of lending exposure to sovereign borrowers rated at BB+ to BB– and CCC+ to CCC– increased 0.7% and 15.5%, respectively, while the lending exposure to sovereign borrowers rated at investment grade and B+ to B- categories decreased 3.3% and 14.7%, respectively. The relative lending exposure in the non-sovereign-guaranteed category increased 2.1%. The increase of lending exposure to sovereign borrowers rated at CCC+ to CCC– was mainly due to the downgrade experienced by Argentina in 2013. Note that the weighted average credit quality of the Bank's sovereign lending exposure remains at the BB+ level.

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited by the Bank's lending authority; however, there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 9**, from 2012 to 2013, the lending exposure concentration remained stable during the year. About 63.4% of the total exposure still is held by the five largest borrowers.

Figure 9: CONCENTRATION OF LENDING EXPOSURE[(1)]
December 31, 2013 and 2012


2013
6 - 10
14.5%
11 - 15
8.9%
16 - 20
3.2%
21 - 25
1.4%
1 - 5
63.4%
Non-sovereign guaranteed
8.6%
2012
6 - 10
14.6%
11 - 15
8.8%
16 - 20
2.6%
21 - 25
1.2%
1 - 5
66.2%
Non-sovereign guaranteed
6.5%

[(1)] Data is rounded; detail may not add up due to rounding.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its borrowing and capital adequacy policies.

Capital Adequacy Framework: The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk. The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model: The Bank's Income Management Model (IMM) relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual administrative expense budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion. The implementation of the IMM is done through the Ordinary Capital's Long-Term Financial Projections (LTFP), which is utilized in making annual decisions regarding the budget of the Bank, level of loan charges, the availability of resources for the GRF, other allocations of income, and their impact on the Bank's long-term sustainable lending capacity.

The IMM requires a minimum level of loan charges for sovereign-guaranteed loans such that the income generated by these charges (adjusting for 90% of the income from the Bank's non-sovereign-guaranteed operations), cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 17.**

Table 17: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in non-accrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in non-accrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

If loans made to a member country funded with resources of the FSO or certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, the Non-Accrual Review and Impairment Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in non-accrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: In the Bank's 54 years of history, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its loans, with only five borrowing countries having been placed in non-accrual status for varying times during 1988—2001. The maximum aggregate balance in non-accrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. **Table 18** displays information related to the countries, the periods of time, and the maximum amounts of Ordinary Capital sovereign-guaranteed loans that have been placed in non-accrual status throughout the Bank's history.

Table 18: HISTORICAL DATA OF COUNTRIES IN NON-ACCRUAL STATUS
As of December 31 2013
(Amounts expressed in millions of United States dollars)

Country	In Non-Accrual	Out of Non-Accrual[(1)]	Days	Maximum Outstanding Loan Balances[(2)]
Panama . . .	29-Mar-88	18-Mar-92	1,450	$320
Nicaragua .	11-May-88	17-Sep-91	1,224	78
Peru	1-Mar-89	17-Sep-91	930	674
Honduras .	4-Dec-89	6-Jul-90	214	223
Suriname. .	10-Nov-92	23-Dec-92	43	12
Suriname. .	9-Nov-93	14-Feb-94	97	13
Suriname. .	13-Dec-00	6-Jun-01	175	27

[(1)] Repayment dates.
[(2)] Maximum outstanding loan balance as of any given year-end during the period the country was in non-accrual.

The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2013, the Bank has non-sovereign-guaranteed loans classified as impaired for $310 million (2012—$268 million). Pursuant to Bank policy, a provision for loan and guarantee losses of $58 million was recognized during 2013 (2012—$22 million). Total allowances of $255 million were maintained at December 31, 2013 (2012—$197 million). The non-sovereign-guaranteed allowances for loan and guarantee losses were 4.0% of the corresponding combined outstanding portfolios (2012—4.3%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization

in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Table 19 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2013, the credit exposure amounted to $21,227 million, compared to $14,640 million as of December 31, 2012. The credit quality of the portfolios continues to be high, as 86.8% of the counterparties are rated AAA and AA, 6.5% carry the highest short-term ratings (A1+), 5.6% are rated A, 0.8% are rated BBB, and 0.3% are rated below BBB, compared to 84.7%, 3.0%, 7.1%, 1.3% and 3.9%, respectively, in 2012. Excluding collateral, the current credit exposure from swaps decreased from $5,140 million at December 31, 2012 to $2,050 million at December 31, 2013. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $1,876 million (2012—$4,934 million), resulting in an uncollateralized swap exposure of $174 million at December 31, 2013, compared to $206 million in 2012. The Bank also has excess collateral amounting to $207 million (2012—$641 million) from swap counterparties.

As of December 31, 2013, the Bank's total current credit exposure in Europe was $8,908 million (2012—$5,634 million). There was no direct exposure to the three Eurozone countries rated BBB+ or lower (Italy, Portugal, and Spain) (2012—$19 million). In the countries specified, the Bank had $293 million (2012—$310 million) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns. The remaining European current credit exposure of $8,615 million (2012—$5,305 million), regardless of asset class, was in countries rated AA– or higher.

Table 19: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY
(Amounts expressed in millions of United States dollars)

	December 31, 2013						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 939	$ 394	$ 51	$ —	$ —	$ 1,384	6.5
AAA	5,401	143	—	63	—	5,607	26.5
AA	9,946	2,374	96	229	156	12,801	60.3
A	333	616	—	235	18	1,202	5.6
BBB	—	—	—	173	—	173	0.8
BB	43	—	—	—	—	43	0.2
B	—	—	—	—	—	—	0.0
CCC	—	—	—	—	—	—	0.0
CC and below	—	—	—	17	—	17	0.1
Total	$16,662	$3,527	$147	$717	$174	$21,227	100.0

	December 31, 2012						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 445	$ —	$—	$ —	$ —	$ 445	3.0
AAA	3,281	297	—	43	—	3,621	24.8
AA	5,940	2,163	11	464	195	8,773	59.9
A	105	571	—	356	11	1,043	7.1
BBB	19	—	—	182	—	201	1.3
BB	75	—	—	56	—	131	0.9
B	—	—	—	130	—	130	0.9
CCC	—	—	—	156	—	156	1.1
CC and below	—	—	—	140	—	140	1.0
Total	$9,865	$3,031	$11	$1,527	$206	$14,640	100.0

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. In addition, the Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band.

The Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. As of December 31, 2013, asset/liability management swaps with a notional amount of $3,319 million (2012—$6,889 million) were outstanding to maintain the equity duration within policy limits.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 92% of the existing outstanding loan portfolio as of December 31, 2013; the remaining 8% are emergency loans, non-sovereign-guaranteed loans and fixed-rate loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Investment Market Risk: Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a 1 year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2013 and 2012.

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2013 and 2012


ASSETS — 2013
Euro
1%
United States
dollars
99%
LIABILITIES — 2013
Euro
2%
United States
dollars
98%
ASSETS — 2012
Euro
1%
United States
dollars
99%
LIABILITIES — 2012
Euro
2%
United States
dollars
98%

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Pension Risk

Pension risk represents the exposure from the Bank's obligation to fund any changes in the shortfall/surplus of its pension and postretirement benefit plans. Because the risk and return characteristics of pension assets and liabilities related to the Bank's Plans are not matched, the Bank's equity is exposed to volatility in the Plans' funded status. The main risk measure for the Bank's Plans is the active risk, or the volatility of the difference in performance of the Plans' assets and liabilities.

Changes in the Plans' liabilities are driven by two factors, with the first of greater impact in volatility and magnitude: (i) changes in interest rates of high-grade, long-term U.S. corporate bonds used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans' demographics. Changes in the Plans' assets are also driven by two factors, one of which is similar to the key factor impacting the liabilities' values: (i) fluctuations in the market value of the Return Strategies assets in which the Plans have invested (developed and emerging markets equities, high yield and emerging markets bonds, real estate and commodities held by the Plans) and (ii) changes in interest rates, which impact the values of the Plans' Liabilities Strategies assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

If the Plans' assets were invested to match the key-rate duration profile of the Plans' liabilities, active risk would be substantially reduced. However, because 65% of the Plans' assets are invested in Return Strategies, whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to changes in long-term interest rates than are the Plans' liabilities, resulting in active risk.

Under its capital adequacy policy, the Bank determines specific capital requirements for the active risk in its Plans.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people and systems, or from external events, that can cause financial losses or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives; operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place covering different aspects of operational risk. These include the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank's Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. During 2013, the Bank continued implementing its integrated Operational Risk Management Framework (ORMF), which includes the undertaking of the risk and control assessments, key risk indicators, as well as training to the business units, with a view of enhancing the management of the operational risks faced by the Bank.

Internal Control Over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992 Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls, and has in place an annual process for Management to report on the effectiveness of the ICFR, and for the external auditors to audit and issue an opinion as to the effectiveness of the ICFR. The Management report and external auditors' report on internal control over financial reporting for 2013 are included in the financial statements. The Bank is in process of implementing the updated version of the COSO Framework released during 2013, and it does not expect a significant impact on its internal controls over financial reporting when it fully transitions to the new framework by December 2014.

SUBSEQUENT AND OTHER DEVELOPMENTS

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the potential impact of the implementation of this financial regulatory reform on its operations. Nevertheless, based on a preliminary review of the current regulations, the Bank is of the view that residual effects from the provisions of the DFA may apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities. The Bank's borrowing cost could rise as a result of the implementation of the provisions of the DFA.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. This legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Renewed Vision of the IDB Group's Activities with the Private Sector: As part of an initiative to maximize the efficient use of Bank resources and the development impact on the region through the activities of the IDB Group[7] with the private sector, the Committees of the Boards of Governors of the IDB and IIC have requested that Management present at the Annual Meeting of the Board of Governors scheduled for the end of March 2014, an analysis of the potential consolidation of all IDB Group non-sovereign-guaranteed activities into a separate entity.

Update on IDB-9: As of the date of this Information Statement, instruments of subscription for 344,117 or 97.2% of the total IDB-9 reallocated shares have been received, making the reallocation substantially subscribed as of February 28, 2014.

On February 28, 2014, 1,366,740 additional shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after consideration of Canada's replacement of temporary callable shares. The total amount represented (i) 1,044,438 shares corresponding to the third installment of the IDB, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands when they declined to participate in the IDB-9; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

Management Changes After the Third Quarter 2013: Mr. Edward Bartholomew announced his decision to step down as the Bank's Finance General Manager and CFO, effective April 30, 2014.

[7] The IADB Group has three members that associate on activities concerning the development of the private sector: the IADB, the IIC and the Multilateral Investment Fund II (MIF). The IADB, the IIC and the MIF are distinct entities with separate ownership and financial resources. The IIC is a public international organization, and the MIF is a fund administered by the IADB. Each of the IIC and the MIF are described more fully in this Information Statement. None of these entities is responsible for the obligations of the others.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices from external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. Pricing models generally use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

The interest component of trading securities and related derivatives is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The remaining changes in fair value of those securities are presented in Income from Investments-Net gains. The interest component of borrowings and borrowing, lending, and equity duration derivatives is recorded in Borrowing expenses, Income from loans and Other interest income, respectively. The remaining changes in fair value of these instruments are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. See Note R to the financial statements.

Allowance for Loan and Guarantee Losses: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its allowance for loan and guarantee losses is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the IIC in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on an allocation percentage approved by the Board of Governors. The underlying actuarial assumptions used to determine the projected benefit obligations and the funded status associated with these plans are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to Note S to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2013, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Schedule I-6 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved

to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Yasuhiro Atsumi (Japan)	Hironori Kawauchi (Japan)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Adina Bastidas Castillo (Venezuela)	Antonio De Roux (Panama)	Panama and Venezuela
Ricardo de Medeiros Carneiro (Brazil)	Maria Penido de Freitas (Brazil)	Brazil and Suriname
Gabriela Costa (Argentina)	Federico Chinchilla (Argentina)	Argentina and Haiti
Juan Carlos Echeverry Garzón (Colombia)	Kurt Burneo Farfan (Peru)	Colombia and Peru
Alejandro Foxley (Chile)	Xavier Santillán (Ecuador)	Chile and Ecuador
Ángeles González Miranda (Mexico)	Muriel Alfonseca (Dominican Republic)	Dominican Republic and Mexico
James Haley (Canada)	Carol Nelder-Corvari (Canada)	Canada
Carla Anaí Herrera Ramos (Guatemala)	*	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Kurt Kisto (Trinidad and Tobago)	Zulfikar Ally (Guyana)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Leo Kreuz (Germany)	Christian Hofer (Switzerland)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Luis Hernando Larrazabal (Bolivia)	Hugo Rafael Cáceres Aguero (Paraguay)	Bolivia, Paraguay and Uruguay
María Pérez Ribes (Spain)	Per Oyvind Bastoe (Norway)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
* (United States)	* (United States)	United States

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and between the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement

can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private sector and non-sovereign-guaranteed operational programs of the three components of the IADB Group and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Julie T. Katzman	Executive Vice President
Roberto Vellutini	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Jaime A. Sujoy	Vice President for Finance and Administration
Hans Schulz	Vice President for Private Sector and Non-Sovereign-Guaranteed Operations, a.i.
José Juan Ruiz Gómez	General Manager and Chief Economist, Department of Research and Chief Economist
José Luis Lupo	General Manager, Country Department Southern Cone
Carola Álvarez	General Manager, Country Department Andean Group
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Gerard Johnson	General Manager, Country Department Caribbean Group
José Agustín Aguerre	General Manager, Country Department Haiti
Germán Quintana	Secretary of the Bank
Jorge Alers	General Counsel
Edward Bartholomew	Finance General Manager and Chief Financial Officer
Verónica Zavala	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
Yeshvanth Edwin	General Manager, Budget and Administrative Services Department

Hans Schulz	General Manager, Structured and Corporate Financing Department
Claudia Bock-Valotta	General Manager, Human Resources Department
Simon Gauthier	General Manager and Chief Information Officer, Information Technology Department
Nancy Lee	General Manager, Office of the Multilateral Investment Fund
Luis Giorgio	Chief, Office of the Presidency
Marcelo Cabrol	Manager, Office of External Relations
Alexandre Meira Da Rosa	Sector Manager, Infrastructure and Environment Sector
Héctor Salazar	Sector Manager, Social Sector
Ana María Rodríguez-Ortiz	Sector Manager, Institutions for Development Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Federico Basanes	Sector Manager, Knowledge and Learning Sector
Luiz Ros	Sector Manager, Opportunities for the Majority Sector
Bernardo Guillamon	Manager, Office of Outreach and Partnerships
Gustavo De Rosa	Chief Risk Officer, Office of Risk Management
Maristella Aldana	Chief, Office of Institutional Integrity
Jorge da Silva	Executive Auditor

Cheryl W. Gray is the Director of the Office of Evaluation and Oversight.

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=36769178 sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. In March 2012, the Board of Governors appointed KPMG LLP (KPMG) as the External Auditors of the Bank for the five-year period 2012–2016.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2013 financial statement and internal control audits amount to $1,185,000. In addition, KPMG was paid $49,000 during 2013 for services related to bond issuance. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2013 audits are $471,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Audit Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- External auditors' participation in non-audit services is limited to exceptional audit related services and requires approval of the Board of Executive Directors acting on the recommendation of the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO are longer and the interest rates lower than for loans from the Bank's Ordinary Capital.

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

In 2013, the Bank approved 16 parallel loans for a total of $848 million, composed of $251 million and $597 million from the resources of the FSO and the Ordinary Capital, respectively (2012—21 loans totaling $1,048 million composed of $320 million and $728 million from the resources of the FSO and Ordinary Capital, respectively). As of December 31, 2013, FSO outstanding loans amounted to $4,364 million (2012—$4,277 million).

At December 31, 2013, the FSO's fund balance amounted to $5,056 million (2012—$4,958 million), mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries and Board of Governors approved transfers.

Increase in the Resources of the FSO

As part of the IDB-9, on October 31, 2011, the Board of Governors authorized the increase in the resources of the FSO consisting of an additional $479 million of new contribution quotas to be paid by the Bank members in United States dollars. Member countries have the option to make contributions either in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of the $479 million, established at $517.3 million, starting in 2011. As of December 31, 2013, instruments of contribution have been received amounting to $473 million, of which $412 million have been paid.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum of the interest rate due on such loans. The IFF is currently funded from income earned on its own investments.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 through 2020. In March 2013, the Board of Governors approved the transfer of $200 million (2012—$200 million) of Ordinary Capital income to the GRF.

Total grants approved for Haiti from the GRF during 2013 amounted to $188 million (2012—$245 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2013, the Bank administered resources on behalf of donors of approximately $2,578 million. During 2013, the Bank received $15 million for the administration and expense reimbursements related to these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and provide a sustainable means of exiting poverty by increasing access to finance, basic services, and markets and capabilities.

During 2013, the MIF approved 79 operations amounting to $109 million and increased already existing operations for $3 million. As of December 31, 2013, the MIF has approved operations amounting to $1,767 million, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 45 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are separate from those of the Bank. During 2013, the IIC approved 71 operations, which included equity investments and loans in the aggregate amount of $415 million. To date, the IIC has approved operations amounting to $5,200 million. At December 31, 2013, outstanding loans totaled $1,027 million and outstanding equity investments totaled $26 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2013, there was $100 million outstanding and $200 million available for disbursement.

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Index to Financial Statements

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 11, 2014

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2013. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2013.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2013. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2013, have been audited by KPMG LLP.

Luis Alberto Moreno
President

Jaime Alberto Sujoy
Vice President for Finance and Administration

Edward Bartholomew
Finance General Manager and CFO

KPMG

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Report of Independent Registered Public Accounting Firm

The Board of Governors
Inter-American Development Bank

We have audited Inter-American Development Bank (the Bank) – Ordinary Capital's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of the Bank's Ordinary Capital based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Bank's Ordinary Capital as of December 31, 2013 and 2012, and the related statements of income and retained earnings, comprehensive income and cash flows for the years then ended, and our report dated March 11, 2014 expressed an unqualified opinion on those financial statements.

KPMG LLP

March 11, 2014

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Report of Independent Registered Public Accounting Firm

The Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheets of Inter-American Development Bank (the Bank) – Ordinary Capital as of December 31, 2013 and 2012, and the related statements of income and retained earnings, comprehensive income and cash flows for the years then ended (together referred to as the financial statements). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Bank's Ordinary Capital for the year ended December 31, 2011, were audited by other auditors whose report dated March 9, 2012, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank's Ordinary Capital as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I-1 to I-6 comprising the statements of trading investments and swaps, loans, loans outstanding by currency and interest rate type, and maturity structure, medium- and long-term borrowings and swaps, subscriptions to capital stock, and subscriptions to capital stock and voting power, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2014 expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting.

KPMG LLP

March 11, 2014

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2013		2012	
ASSETS				
Cash and investments				
Cash—Notes C and W	$ 421		$ 1,021	
Investments—Trading—Notes D, L and W, Schedule I-1	21,015	$21,436	14,399	$15,420
Loans outstanding—Notes E, F and W, Schedules I-2 and I-3	70,679		68,640	
Allowance for loan losses	(244)	70,435	(180)	68,460
Accrued interest and other charges				
On investments	38		35	
On loans	435		439	
On swaps, net	332	805	352	826
Receivable from members—Note G				278
Currency and interest rate swaps—Notes K, L and W				
Investments—trading—Schedule I-1	110		50	
Loans	103		24	
Borrowings—Schedule I-4	3,161		6,450	
Other	66	3,440	279	6,803
Other assets				
Assets under retirement benefit plans—Note S	292		—	
Receivable for investment securities sold	161		—	
Property, net—Note H	354		331	
Miscellaneous	84	891	91	422
Total assets		$97,007		$92,209
LIABILITIES AND EQUITY				
Liabilities				
Borrowings—Notes I, J, K, L and W, Schedule I-4				
Short-term	$ 654		$ 840	
Medium- and long-term:				
Measured at fair value	43,704		45,458	
Measured at amortized cost	24,343	$68,701	19,267	$65,565
Currency and interest rate swaps—Notes K, L and W				
Investments—trading—Schedule I-1	83		73	
Loans	753		1,855	
Borrowings—Schedule I-4	1,920		639	
Other	18	2,774	—	2,567
Payable for investment securities purchased		169		—
Payable for cash collateral received		229		805
Liabilities under retirement benefit plans—Note S		73		1,153
Due to IDB Grant Facility—Note N		435		351
Accrued interest on borrowings		491		532
Other liabilities		585		555
Total liabilities		73,457		71,528
Equity				
Capital stock—Note O, Schedules I-5 and I-6				
Subscribed 10,675,321 shares (2012—9,688,828 shares)	128,781		116,880	
Less callable portion	(123,840)		(112,240)	
Paid-in capital stock	4,941		4,640	
Capital subscriptions receivable	(1)		(18)	
Receivable from members—Note G	(262)			
Retained earnings—Note P	17,699		16,392	
Accumulated other comprehensive income (loss)—Note Q	1,173	23,550	(333)	20,681
Total liabilities and equity		$97,007		$92,209

The accompanying notes and schedules are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2013	**2012**	**2011**
Income			
Loans			
Interest, after swaps—Notes E, K and R	**$ 1,768**	$ 1,601	$ 1,683
Other loan income	**90**	67	59
	1,858	1,668	1,742
Investments—Note K			
Interest	**62**	89	99
Net gains	**153**	293	9
Other interest income—Notes K and R	**187**	113	112
Other	**24**	26	18
Total income	**2,284**	2,189	1,980
Expenses			
Borrowing expenses			
Interest, after swaps—Notes I, J, K and L	**389**	508	455
Other borrowing costs	**12**	11	7
	401	519	462
Provision for loan and guarantee losses—Note F	**58**	22	3
Administrative expenses—Note B	**813**	663	600
Special programs	**131**	75	79
Total expenses	**1,403**	1,279	1,144
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	**881**	910	836
Net fair value adjustments on non-trading portfolios and foreign currency transactions—Notes I, J, K and R	**626**	194	(919)
Board of Governors approved transfers—Note N	**(200)**	(200)	(200)
Net income (loss)	**1,307**	904	(283)
Retained earnings, beginning of year	**16,392**	15,488	15,771
Retained earnings, end of year	**$17,699**	$16,392	$15,488

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2013	**2012**	**2011**
Net income (loss)	**$1,307**	$ 904	$ (283)
Other comprehensive income (loss)—Note Q			
Translation adjustments	**(1)**	(8)	(3)
Recognition of changes in assets/liabilities under retirement benefit plans—Note S	**1,507**	(292)	(880)
Total other comprehensive income (loss)	**1,506**	(300)	(883)
Comprehensive income (loss)	**$2,813**	$ 604	$(1,166)

The accompanying notes and schedules are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2013	**2012**	**2011**
Cash flows from lending and investing activities			
Lending:			
Loan disbursements	**$(10,558)**	$ (6,883)	$ (7,898)
Loan collections	**8,462**	4,571	4,601
Net cash used in lending activities	**(2,096)**	(2,312)	(3,297)
Purchase of property	**(38)**	(22)	(21)
Miscellaneous assets and liabilities	**17**	(32)	(9)
Net cash used in lending and investing activities	**(2,117)**	(2,366)	(3,327)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**15,763**	12,067	6,808
Repayments	**(7,966)**	(9,613)	(7,919)
Short-term borrowings:			
Proceeds from issuance	**3,384**	4,445	6,121
Repayments	**(3,570)**	(4,503)	(5,253)
Cash collateral received	**(577)**	(105)	898
Collections of receivable from members	**16**	16	71
Collections of capital subscriptions	**306**	358	—
Payments of maintenance of value to members	**(7)**	(158)	(317)
Net cash provided by financing activities	**7,349**	2,507	409
Cash flows from operating activities			
Gross purchases of trading investments	**(48,846)**	(29,087)	(21,150)
Gross proceeds from sale or maturity of trading investments	**42,407**	28,723	23,977
Loan income collections, after swaps	**1,843**	1,695	1,748
Interest and other costs of borrowings, after swaps	**(636)**	(1,000)	(215)
Income from investments	**47**	(7)	18
Other interest income	**190**	113	114
Other income	**43**	38	18
Administrative expenses	**(671)**	(586)	(576)
Transfers to the IDB Grant Facility	**(116)**	(121)	—
Special programs	**(93)**	(78)	(69)
Net cash provided by (used in) operating activities	**(5,832)**	(310)	3,865
Effect of exchange rate fluctuations on cash	**—**	1	—
Net increase (decrease) in Cash	**(600)**	(168)	947
Cash, beginning of year	**1,021**	1,189	242
Cash, end of year	**$ 421**	$ 1,021	$ 1,189

The accompanying notes and schedules are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.0%), Brazil (11.0%), Mexico (7.1%) and Japan (5.0%). The Bank's purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF was established in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies

The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans. Certain reclassifications have been made to the 2012 balances to conform to the 2013 presentation.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11 "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities", requiring disclosure of both gross and net information of financial and derivative instruments eligible for offset in the Balance Sheet, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The applicable new disclosures, which were effective for the Bank on January 1, 2013, are included in Note K—Derivatives.

Currency Accounting

The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at market exchange rates prevailing during each month. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, effective on October 1, 2013, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions[1] in the Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars were charged or credited to Translation adjustments, a separate component of Other comprehensive income (loss) in the Statement of Comprehensive Income. Borrowings and loans in non-functional currencies were translated with the gain or loss recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings. In the recent past, the Bank's operations have gradually been changing so that the size of its operations in non-U.S. dollar currencies, on an after swap basis, has significantly been reduced in favor of the U.S. dollar, prompting Management to reassess its long standing multi-functional currency determination. As a result, the Bank concluded that such changes in operations have resulted in the Bank having a single functional currency, the U.S. dollar, as its operations, on an after swap basis, are now substantially carried out in such currency. This change in functional currency designation has been accounted for prospectively, starting from October 1, 2013, as this is the period during which significant changes in economic facts and circumstances indicate that the Bank's functional currency has now changed, mainly as a result of the substantial completion of a review of the Bank's currency operations and related plans. Accordingly, the translation adjustments included in Accumulated other comprehensive income have been frozen and were not released through the Statement of Income and Retained Earnings.

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Valuation and Recognition of Capital Stock

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from Paid-in capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Maintenance of value (MOV)

In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

Board of Governors approved transfers

In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to the FSO or other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as "Board of Governors approved transfers", are reported as expenses when incurred, upon approval, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Retained earnings

Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments

All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio, recorded using trade-date accounting, and are carried and reported at fair value, with changes in fair value included in Income from Investments-Net gains in the Statement of Income and Retained Earnings.

Loans

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees are also made on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). In addition, the Bank makes loans to other development institutions without sovereign guarantee.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Income on loans is recognized following the accrual basis of accounting. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on non-accrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. In addition, if loans made to a member country with resources of the FSO or certain other funds owned or administered by the Bank are placed on non-accrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on non-accrual status. On the date a member's loans are placed on non-accrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on non-accruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from non-accrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the general policy of the Bank to place on non-accrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from non-accrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral less disposal costs.

Loans are divided in two main portfolios: sovereign-guaranteed and non-sovereign-guaranteed, which are used for purposes of determining the allowance for loan losses. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Therefore, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign credit rating assigned to each borrower country by the rating agencies (generally Standard & Poor's – S&P), adjusted by the probabilities of default to the Bank. For the non-sovereign-guaranteed loan portfolio, the Bank manages and measures credit risk using an internal credit risk classification system that takes into consideration three dimensions to reflect the risk of the borrower, the associated security or features of the transaction and the country related risk, which all combined produces a final rating that reflects the expected losses associated with the transaction. The final rating is estimated to map to the corporate rating scale of S&P.

The Bank periodically reviews the collectibility of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the sovereign-guaranteed and non-sovereign-guaranteed loan portfolios. Such reviews consider the credit risk for each portfolio, as defined above, as well as the potential for loss arising from delay in the scheduled loan repayments.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Other liabilities.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the internal credit risk classification system used for non-sovereign-guaranteed operations as described under Loans above.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

A substantial number of the borrowings are carried at fair value on the Balance Sheet. The interest component of these borrowings is recorded in Borrowing expenses-Interest, after swaps. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis). The amortization of premiums and discounts is calculated following a methodology that approximates the effective interest method, and is included in Interest, after swaps, under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Miscellaneous under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments-Interest, Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Administrative expenses

The administrative expenses of the Bank are allocated between the Ordinary Capital and the FSO pursuant to the allocation percentage approved by the Board of Governors, which was 97% for the Ordinary Capital and 3% for the FSO in 2013, 2012 and 2011.

Special programs

Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as

Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and postretirement benefit plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, and amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income (loss) remaining in Accumulated other comprehensive income (loss).

Note C – Restricted Currencies

At December 31, 2013, Cash includes $152 million (2012—$161 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. Of this amount, one member country has restricted $42 million (2012—$48 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, multilateral, bank, and corporate obligations, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For obligations issued or unconditionally guaranteed by sovereign and sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, the Bank's policy is to invest in such obligations with a minimum credit quality equivalent to AA. Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2013 of $43 million (2012—$206 million; 2011—$(68) million) were included in Income from Investments-Net gains. Unrealized gains (losses) recognized are, to a large extent, related to the asset-backed and mortgage-backed securities portion of the portfolio, which at December 31, 2013 amounted to $717 million (2012—$1,527 million; 2011—$2,019 million).

A summary of the trading portfolio instruments at December 31, 2013 and 2012 is shown in the Statement of Trading Investments and Swaps in Schedule I-1.

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio substantially includes sovereign-guaranteed i) Flexible Financing Facility (FFF) LIBOR-based loans, ii) Single Currency Facility (SCF)-LIBOR-based loans, iii) Adjustable rate loans converted to USD LIBOR-based and fixed-base cost rate, iv) SCF-fixed-base cost rate loans, and v) Local Currency Facility (LCF) loans. In addition, the loan portfolio includes non-sovereign-guaranteed loans.

Effective January 1, 2012, the FFF became the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level.

The FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. Borrowers also have an option to convert to fixed-base cost rate, as well as, to currency conversions.

Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: SCF LIBOR-based loans and LCF loans.

SCF-LIBOR-based loans can be denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, and have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's lending spread. SCF-LIBOR-based loan balances can be converted to fixed-base cost rate subject to certain conditions.

Under the LCF, which was incorporated into the new FFF product and is still available for non-sovereign-guaranteed operations, borrowers have the option to receive local currency financing under three different modalities i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed-base cost, floating or inflation-linked interest rate. As of December 31, 2013, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $2,663 million (2012—$2,352 million).

As of December 31, 2013, there are still outstanding SCF-LIBOR-based loans of $3,961 million (2012—$4,459 million) and SCF-fixed-base cost rate loans of $14,641 million (2012—$20,240 million), which were converted from the previously adjustable rate loan products.

The Bank also offers concessional lending through a blending of loans from the Ordinary Capital and the FSO (parallel loans). The Ordinary Capital's portion of parallel loans are SCF-fixed-base cost rate loans with 30 years maturity and 6 years grace period.

The Development Sustainability Credit Line (DSL) product, approved in 2012, replaced the previous emergency lending category. The DSL is structured as a contingent credit line and it has been designed to respond to exogenous economic crisis. Resources are available to the borrower in order to mitigate direct effects of exogenous economic shocks (systemic or country specific). The DSL is limited to a maximum of $300 million per country, or two percent of a country's gross domestic product (GDP), whichever is less, and has available resources of $2 billion each year from 2012 to 2014, cumulative during the following years, if not used. DSL loans are denominated in United States dollars, have a term not to exceed six years, and principal repayments begin after three years. These loans carry a three-month LIBOR interest rate plus a spread of 165 basis points over the Bank's lending spread. The DSL will expire at the end of 2015.

The Reallocation Program (RP), established in 2012, offers borrowing member countries flexibility in allocating their exposure with the Bank by earmarking resources released as a result of a loan prepayment by a borrowing member country to finance new sovereign-guaranteed loan operations to that same country. The terms on the new loans under the RP are such that their weighted average life is not greater than the remaining weighted average life of the prepaid loans prior to the prepayment. Most of the prepayments received in 2013 were part of the RP. During 2013, loans amounting to approximately $1,500 million were reallocated under the RP. Of these resources, a total of $1,200 million was approved in new operations in 2013.

The Bank offers loans to eligible entities without sovereign guarantees under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis. Consistent with one of the objectives of the Agenda for a Better Bank set forth in the IDB-9, which calls for strengthening the Bank's risk management practices, the Board of Executive Directors approved the Non-Sovereign-Guaranteed (NSG) Risk Framework (Framework), which became effective on November 1, 2013. The Framework is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to non-sovereign-guaranteed loans and guarantees to 20% of total equity, calculated in the context of the Bank's capital adequacy policy, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide for portfolio diversification and establish limits per project, per obligor and group of obligors, per sector as well as per country, and (iii) the NSG risk management best practices, which will be developed by Management over time to

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

support project origination and portfolio management. With respect to simple obligor limit, the Framework establishes a limit equal to the lesser of 2.5% of the total equity, calculated in the context of the Bank's capital adequacy policy, and $500 million at the time of approval.

The Bank's loan charges consisted of a lending spread of 0.84% and 0.62% in 2013 and 2012, respectively, per annum on the outstanding amount, as well as a credit commission of 0.25% per annum on the undisbursed balance of the loan, and no supervision and inspection fee in both years. These charges apply to sovereign-guaranteed loans, excluding emergency loans, comprising approximately 92% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

Income from loans-Interest, after swaps has been reduced by $669 million (2012—$459 million; 2011—$506 million) representing the net interest component of related lending swap transactions.

A statement of loans outstanding by country is presented in Schedule I-2 and a statement of outstanding loans by currency and interest rate type, and their maturity structure at December 31, 2013 and 2012 is shown in Schedule I-3.

Inter-American Investment Corporation (IIC)
The Bank has approved a loan to the IIC (a separate international organization whose 45 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2013 and 2012, there was $100 million outstanding.

Loan participations
Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2013, there were $2,958 million (2012—$2,653 million) in outstanding participations in non-sovereign-guaranteed loans not included on the Balance Sheet.

Guarantees
In October of 2013, the Board of Executive Directors approved the Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations. The FGI allows additional flexibilities for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy-based interventions.

During 2013, there were four non-sovereign-guaranteed, non-trade-related guarantees approved for $33 million (2012—six for $133 million). No guarantees with sovereign counter-guarantee were approved in 2013 (2012—one guarantee for $350 million). As of December 31, 2013, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $839 million (2012—$819 million) and guarantees with sovereign counter-guarantee of $325 million (2012—$410 million).

Under its non-sovereign-guaranteed TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2013, the Bank issued 210 guarantees for a total of $568 million under this program (2012—308 guarantees for a total of $755 million).

At December 31, 2013, guarantees of $871 million (2012—$761 million), including $329 million (2012—$401 million) issued under the TFFP, were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $29 million (2012—$32 million) of guarantees outstanding has been reinsured. Outstanding guarantees have remaining maturities ranging from 1 to 12 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of December 31, 2013 and 2012, the Bank's exposure on guarantees without sovereign counter-guarantee amounted to $546 million and $641 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	2013	2012	S&P/Moody's Rating Equivalent
RC1	$154	$108	BBB/Baa3 or higher
RC2	123	168	BB+/Ba1
RC3	103	210	BB/Ba2
RC4	97	70	BB-/Ba3
RC5	60	—	B+/B1
RC6	—	44	B/B2
RC7	7	41	B-/B3
RC8	2	—	CCC—D/Caa—D
Total	$546	$641	

At December 31, 2013, the Bank's exposure on guarantees with sovereign counter-guarantee amounted to $325 million (two guarantees of $265 million and $60 million rated BBB and BBB+, respectively) (2012—one guarantee of $52 million rated BBB).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

IFF subsidy
The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2013, the IFF paid $21 million (2012—$21 million; 2011—$27 million) of interest on behalf of the borrowers.

Note F – Credit Risk from Loan Portfolio
The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 92% of the loans are sovereign-guaranteed.

Sovereign-guaranteed loans: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2013 and 2012, as represented by the long-term foreign credit rating assigned to each borrower country by S&P, is as follows (in millions):

Country Ratings	2013	2012
AA+ to AA–	$ 524	$ 563
A+ to A–	646	646
BBB+ to BBB–	37,452	38,752
BB+ to BB–	6,551	5,912
B+ to B–	8,515	18,473
CCC+ to CCC	11,356	293
SD	—	117
Total	$65,044	$64,756

The ratings presented above have been updated as of December 31, 2013 and 2012, respectively.

Non-sovereign-guaranteed loans: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to transactions with financial institutions follows a uniform rating system which considers the following factors: capital adequacy, asset quality, operating policies and procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support.

The country rating is considered a proxy of the impact of the macroeconomic environment to the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of December 31, 2013 and 2012, excluding loans to other development institutions,

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

as represented by the internal credit risk classification is as follows (in millions):

Risk Classification (RC)	2013	2012	S&P/ Moody's Rating Equivalent
RC1	$ 887	$ 238	BBB/Baa3 or higher
RC2	898	714	BB+/Ba1
RC3	1,400	1,173	BB/Ba2
RC4	965	595	BB–/Ba3
RC5	437	283	B+/B1
RC6	464	385	B/B2
RC7	43	69	B–/B3
RC8	397	268	CCC—D/Caa—D
Total	$5,491	$3,725	

In addition, as of December 31, 2013, the Bank has loans to other development institutions of $144 million (2012—$159 million), with ratings ranging from AA to A.

Past due and Non-accrual loans

As of December 31, 2013, non-sovereign-guaranteed loans 90 or more days past due amounted to $115 million (2012—$88 million). Non-sovereign-guaranteed loans with outstanding balances of $310 million were on non-accrual status (2012—$268 million), including $81 million whose maturity was accelerated (2012—$88 million). There were no sovereign-guaranteed loans past due or in non-accrual status as of December 31, 2013 and 2012.

Impaired loans

The Bank's recorded investment in non-sovereign-guaranteed loans classified as impaired was $310 million at December 31, 2013 (2012—$268 million; 2011—$129 million). All impaired loans have specific allowances for loan losses of $88 million (2012—$66 million; 2011—$41 million).

A summary of financial information related to impaired loans affecting the results of operations for the years ended December 31, 2013, 2012, and 2011 is as follows (in millions):

	Years ended December 31,		
	2013	2012	2011
Average recorded investment during the period	$301	$234	$126
Loan income recognized	16	11	5
Loan income that would have been recognized on an accrual basis during the period	21	18	5

Allowance for Loan and Guarantee Losses

Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

Non-sovereign-guaranteed portfolio: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system discussed above and it is accomplished in two steps: (i) obtain the probabilities of default to be used for individual loans and guarantees. Since the Bank's internal credit ratings are mapped to the credit ratings used by external credit rating agencies, the probabilities of default are obtained from the probabilities of default associated by the external credit agency to each of the Bank's credit rating categories. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk level; (ii) an estimated loss (loss given default) rate is generally determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in the Bank's portfolio; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in areas where the Bank has limited specific experience, as it is the case for certain financing products such as subordinated exposures for which the Bank currently uses Moody's estimates. Based upon (i) the probability of default rate for each risk category, (ii) the amount of credit exposure in each of these categories and (iii) the loss given default ratio, the required level of the collective loss allowance is determined.

The Bank has specific loss allowances for impaired loans, which are individually evaluated, as described in Note B.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2013, 2012 and 2011 were as follows (in millions):

	2013	2012	2011
Balance, beginning of year	$197	$175	$172
Provision for loan and guarantee losses	58	22	3
Balance, end of year	$255	$197	$175
Composed of:			
Allowance for loan losses	$244	$180	$150
Allowance for guarantee losses[1]	11	17	25
Total	$255	$197	$175

[1] The allowance for guarantee losses is included in Other liabilities in the Balance Sheet.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The changes in the allowance for loan and guarantee losses by portfolio for the years ended December 31, 2013, 2012 and 2011 were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	2013	2012	2011
Balance, beginning of year	$ 4	$ 9	$ 8
Provision (credit) for loan and guarantee losses	1	(5)	1
Balance, end of year	$ 5	$ 4	$ 9

Non-sovereign-guaranteed portfolio:

Specific allowance	2013	2012	2011
Balance, beginning of year	$ 66	$ 41	$ 55
Provision (credit) for loan and guarantee losses	22	25	(14)
Balance, end of year	$ 88	$ 66	$ 41

Collective allowance	2013	2012	2011
Balance, beginning of year	$127	$125	$109
Provision for loan and guarantee losses	35	2	16
Balance, end of year	$162	$127	$125

During 2013, 2012 and 2011, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed loans. A modification of a non-sovereign-guaranteed loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During 2013, there were no troubled debt restructurings or payment defaults associated with loans previously modified in troubled debt restructurings. In 2012, there was a troubled debt restructuring of a non-sovereign-guaranteed loan classified as impaired, with an outstanding balance of $52 million. The restructuring was implemented pursuant to a plan that was approved by a qualified majority of the borrower's creditors in the context of a court-supervised restructuring proceeding. As a result, the principal modifications to the Bank's loan agreement consisted of an additional grace period, an extension of the repayment date, and a reduction in the interest rate below market for a loan with a similar risk profile. The immediate effect of the restructuring was to reduce the specific loan loss allowance by approximately $10 million.

Note G – Receivable from Members

Receivable from members, which amounted to $262 million and $278 million at December 31, 2013 and 2012, respectively, includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock, and non-negotiable, non-interest-bearing term notes received in payment of MOV obligations. Effective in 2013, these obligations are shown as a reduction of Equity on the Balance Sheet.

In 2009, the Bank reached an agreement with one of its borrowing member countries to combine its outstanding MOV obligations with the Ordinary Capital in the amount of $252 million and agreed on a payment schedule of 16 annual installments starting in 2010. As of December 31, 2013, the amount outstanding was $189 million (2012—$205 million).

Note H – Property

At December 31, 2013 and 2012, Property, net consists of the following (in millions):

	2013	2012
Land, buildings, improvements, capitalized software and equipment, at cost	$ 668	$ 631
Less: accumulated depreciation	(314)	(300)
Total	$ 354	$ 331

Note I – Borrowings

Medium- and long-term borrowings at December 31, 2013 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.0% to 9.75%, before swaps, and from (0.43)% (equivalent to 3 month JPY-LIBOR less 58 basis points) to 7.08%, after swaps, with various maturity dates through 2043. A statement of the medium- and long-term borrowings and swaps at December 31, 2013 and 2012 is shown in Schedule I-4.

The Bank has short-term borrowing facilities that consist of a discount notes program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

360 days. At December 31, 2013, the weighted average interest rate of short-term borrowings was 0.14% (2012 – 0.16%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,672 million during 2013 (2012—$1,864 million; 2011—$1,987 million).

As of December 31, 2013 and 2012, the maturity structure of medium- and long-term borrowings outstanding by year of maturity is as follows (in millions):

2013		2012	
2014	$11,028	2013	$ 8,353
2015	14,178	2014	11,629
2016	9,583	2015	11,431
2017	7,038	2016	6,533
2018	8,038	2017	5,827
2019 to 2023	12,724	2018 to 2022	12,840
2024 to 2028	2,830	2023 to 2027	3,629
2029 to 2033	8	2028 to 2032	9
2034 to 2038	266	2038 to 2042	3,575
2039 to 2043	3,179	Total	$63,826
Total	$68,872		

Note J – Fair Value Option

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2013, 2012, and 2011 as follows (in millions):

	2013	2012	2011
Borrowing expenses—Interest, after swaps	$(1,658)	$(1,932)	$(2,076)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	3,623	(12)	(1,040)
Total changes in fair value included in Net income (loss)	$ 1,965	$(1,944)	$(3,116)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2013 and 2012, was as follows (in millions):

	2013	2012
Fair value	$44,087[1]	$45,886[1]
Unpaid principal outstanding	42,419	42,259
Fair value over unpaid principal outstanding	$ 1,668	$ 3,627

[1] Includes accrued interest of $383 million and $428 million in 2013 and 2012, respectively.

Note K – Derivatives

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Financial statements presentation: All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2013[1] Assets	December 31, 2013[1] Liabilities	December 31, 2012[1] Assets	December 31, 2012[1] Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments—Trading	$ 84	$ 32	$ 50	$ 26
	Loans	89	243	21	334
	Borrowings	2,119	1,354	4,523	482
	Accrued interest and other charges—				
	On swaps, net	86	(88)	113	(79)
Interest rate swaps	Currency and interest rate swaps				
	Investments—Trading	26	51	—	47
	Loans	14	510	3	1,521
	Borrowings	1,042	566	1,927	157
	Other	66	18	279	—
	Accrued interest and other charges—				
	On swaps, net	189	31	228	68
		$3,715	$2,717	$7,144	$2,556

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31, 2013	2012	2011
Currency swaps				
Investments—Trading	Income from Investments:			
	Interest	$ (17)	$ (19)	$ (24)
	Net gains	22	22	(12)
	Other comprehensive income (loss)—Translation adjustments	115	36	(17)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	28	—	—
Loans	Income from Loans—Interest, after swaps	(106)	(87)	(94)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	192	(211)	188
Borrowings	Borrowing expenses—Interest, after swaps	941	1,068	1,153
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(2,708)	280	263
	Other comprehensive income (loss)—Translation adjustments	3	40	6
Interest rate swaps				
Investments—Trading	Income from Investments:			
	Interest	(34)	(22)	(28)
	Net gains	41	(5)	(22)
Loans	Income from Loans—Interest, after swaps	(563)	(372)	(412)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,023	(50)	(1,053)
Borrowings	Borrowing expenses—Interest, after swaps	731	796	834
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,281)	(89)	687
	Other comprehensive income (loss)—Translation adjustments	1	2	(3)
Other	Other interest income	187	113	112
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(231)	65	287
Futures	Income from Investments— Net gains	—	—	(2)
		$(1,656)	$1,567	$1,863

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2013 is $1,053 million (2012—$526 million) (after consideration of master netting derivative agreements). If the Bank was

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $512 million at December 31, 2013 (2012—$231 million).

The following table provides information on the contract value/notional amounts of derivative instruments as of December 31, 2013 and 2012 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Bank uses loan swaps to convert local currency loans to United States dollars, and fixed rate and fixed-base cost rate loans to floating rate. Included in the Other category are interest rate swaps used to maintain the equity duration within policy limits. See Schedules I-1 and I-4 for further details about investment and borrowing swaps.

Derivative type/ Rate type	December 31, 2013 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ —	$ 1,309	$ —	$ 4,936
Adjustable	1,470	91	4,936	—
Loans				
Fixed	—	1,401	83	9,471
Adjustable	2,656	1,349	9,471	83
Borrowings				
Fixed	18,485	203	38,348	349
Adjustable	2,243	20,089	5,437	42,051
Other				
Fixed	—	—	2,869	450
Adjustable	—	—	450	2,869

Derivative type/ Rate type	December 31, 2012 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ —	$ 1,435	$ —	$ 1,957
Adjustable	1,488	—	1,957	—
Loans				
Fixed	—	1,137	109	12,659
Adjustable	2,379	1,306	12,659	109
Borrowings				
Fixed	20,156	209	34,333	348
Adjustable	2,942	19,929	5,204	37,824
Other				
Fixed	—	—	6,389	500
Adjustable	—	—	500	6,389

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of December 31, 2013 and 2012 are as follows (in millions):

December 31, 2013

Description	Gross Amounts of Assets Presented in the Balance Sheet[(1)]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received[(3)]	Net Amount
Derivatives	$ 3,715	$(1,665)	$(1,876)	$ 174

Description	Gross Amounts of Liabilities Presented in the Balance Sheet[(2)]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$(2,717)	$ 1,665	$ —	$(1,052)

December 31, 2012

Description	Gross Amounts of Assets Presented in the Balance Sheet[(1)]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received[(3)]	Net Amount
Derivatives	$ 7,144	$(2,024)	$(4,903)	$ 217

Description	Gross Amounts of Liabilities Presented in the Balance Sheet[(2)]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$(2,556)	$ 2,024	$ —	$ (532)

[(1)]Includes accrued interest of $275 million and $341 million, in 2013 and 2012, respectively, presented in the Balance Sheet under Accrued interest and other charges—On swaps, net.

[(2)]Includes accrued interest of $(57) million and $(11) million, in 2013 and 2012, respectively, presented in the Balance Sheet under Accrued interest and other charges—On swaps, net.

[(3)]Includes cash collateral amounting to $229 million (2012—$805 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSAs provide for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to setoff any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

Note L – Fair Value Measurements

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2013 and 2012 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,073	$6,073	$ —	$—
U.S. Government-sponsored enterprises	207	—	207	—
Obligations of non-U.S. governments and agencies	10,382	332	10,050	—
Bank obligations[2]	3,527	—	3,527	—
Corporate securities	147	—	147	—
Mortgage-backed securities	**489**	—	**489**	—
U.S. residential	46	—	46	—
Non-U.S. residential	320	—	320	—
U.S. commercial	28	—	28	—
Non-U.S. commercial	95	—	95	—
Asset-backed securities	**228**	—	**208**	**20**
Collateralized loan obligations	152	—	152	—
Other collateralized debt obligations	33	—	13	20
Other asset-backed securities	43	—	43	—
Total Investments—Trading	21,053	6,405	14,628	20
Currency and interest rate swaps	3,715	—	3,715	—
Total	$24,768	$6,405	$18,343	$20

[1]Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $38 million for trading investments and under Accrued interest and other charges—On swaps, net of $275 million for currency and interest rate swaps.

[2]May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Assets	Fair Value Measurements December 31, 2012[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 4,571	$4,571	$ —	$—
U.S. Government-sponsored enterprises	31	—	31	—
Obligations of non-U.S. governments and agencies	5,263	—	5,263	—
Bank obligations[2]	3,031	—	3,031	—
Corporate securities	11	—	11	—
Mortgage-backed securities	**986**	—	**980**	**6**
U.S. residential	365	—	365	—
Non-U.S. residential	357	—	351	6
U.S. commercial	66	—	66	—
Non-U.S. commercial	198	—	198	—
Asset-backed securities	**541**	—	**471**	**70**
Collateralized loan obligations	352	—	352	—
Other collateralized debt obligations	121	—	51	70
Other asset-backed securities	68	—	68	—
Total Investments—Trading	14,434	4,571	9,787	76
Currency and interest rate swaps	7,144	—	7,144	—
Total	$21,578	$4,571	$16,931	$76

[1]Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $35 million for trading investments and under Accrued interest and other charges—On swaps, net of $341 million for currency and interest rate swaps.
[2]May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$44,087	$—	$44,087	$—
Currency and interest rate swaps	2,717	—	2,717	—
Total	$46,804	$—	$46,804	$—

[1]Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $383 million for borrowings and under Accrued interest and other charges—On swaps, net of $(57) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2012[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$45,886	$—	$45,886	$—
Currency and interest rate swaps	2,556	—	2,556	—
Total	$48,442	$—	$48,442	$—

[1]Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $428 million for borrowings and under Accrued interest and other charges—On swaps, net of $(11) million for currency and interest rate swaps.

As of December 31, 2013, the investment portfolio includes $20 million (2012—$76 million) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations and non-U.S. residential mortgage-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2013, 2012 and 2011 (in millions). There were no Level 3 financial liabilities at December 31, 2013, 2012 and 2011.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2013		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$76	$—	$76
Total gains (losses) included in:			
Net income (loss)	18	—	18
Other comprehensive income (loss)	—	—	—
Settlements	(74)	—	(74)
Balance, end of year	$20	$—	$20
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$9	$—	$9

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2012		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$75	$—	$75
Total gains (losses) included in:			
Net income (loss)	22	—	22
Other comprehensive income (loss)	1	—	1
Settlements	(22)	—	(22)
Balance, end of year	$76	$—	$76
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$22	$—	$22

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2011		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$100	$—	$100
Total gains (losses) included in:			
Net income (loss)	4	—	4
Other comprehensive income (loss)	(2)	—	(2)
Settlements	(27)	—	(27)
Balance, end of year	$ 75	$—	$ 75
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ 2	$—	$ 2

Gains on Level 3 financial assets of $18 million (2012—$22 million; 2011—$4 million) were included in Net income (loss). The amount of these gains attributable to the change in unrealized gains (losses) related to assets still held at December 31, 2013 was $9 million (2012—$22 million; 2011—$2 million). These gains on Level 3 financial assets were reported in Income from Investments—Net gains in the Statement of Income and Retained Earnings.

There were no transfers between levels during 2013, 2012, and 2011. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note W – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $72,256 million as of December 31, 2013 ($73,454 million as of December 31, 2012), was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $24,869 million as of December 31, 2013 ($20,515 million as of December 31, 2012), was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note M – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, multilaterals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note D - Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank's risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2013, the Bank had received eligible collateral (U.S. Treasuries and cash) of $2,083 million (2012—$5,575 million), as required under its master derivative agreements.

The derivative current credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2013 and 2012, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2013	2012
Investments—Trading Portfolio		
Currency swaps	$ 82	$ 43
Interest rate swaps	23	—
Loan Portfolio		
Currency swaps	78	17
Interest rate swaps	14	3
Borrowing Portfolio		
Currency swaps	2,220	4,653
Interest rate swaps	1,234	2,153
Other		
Interest rate swaps	69	285

Note N – Board of Governors approved transfers

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement Establishing the Inter-American Development Bank (the Agreement), to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Panama City, Panama, in March 2013, the Board of Governors approved the $200 million transfer corresponding to 2013.

Note O – Capital Stock and Voting Power

Capital stock

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective, representing the amount of shares subscribed, less shares that were not made effective in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares made effective, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock.

The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares and $237 million and $4,032 million, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the Bank's Board of Governors to become effective for each member country only if, on or before February 28, 2014, as amended, each member country has deposited with the Bank an Instrument of Subscription subscribing to the number of shares allocated to such member country. As of December 31, 2013, instruments of subscription for 336,523 of the total reallocated shares had been already received. Upon the completion of this reallocation process, if all reallocated shares are subscribed by members, the IDB-9 will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other non-regional member countries after the reallocation becomes effective. See Note X – Subsequent Events for additional information.

The effective dates of the first two installments of the Ordinary Capital increase were February 29, 2012 and February 28, 2013. These two installments, amounting to $602 million, have been substantially collected. In addition,

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

subscriptions paid in advance amounting to $92 million at December 31, 2013 (2012—$101 million) have been included in Other liabilities. The remaining three installments are effective on the last day of February 2014, 2015 and 2016, respectively.

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, on February 29, 2012, Canada exercised its right and, effective on February 29, 2012 and February 28, 2013, replaced 40,358 non-voting callable shares, in the amount of $487 million each year, with an equal amount of voting callable shares, representing the first and second installments, respectively, of shares allocated under the IDB-9. It is expected that the full amount of non-voting callable shares will be replaced or returned by the end of the IDB-9 installment schedule.

A statement of subscriptions to capital stock is presented in Schedule I-5. The changes in subscribed capital during the years ended December 31, 2013 and 2012 were as follows (in millions, except for share information):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2012	8,702,335	$4,339	$100,641	$104,980
Subscriptions during 2012	1,026,851	301	12,086	12,387
Canada's return of callable capital	(40,358)	—	(487)	(487)
Balance at December 31, 2012	9,688,828	4,640	112,240	116,880
Subscriptions during 2013	1,026,851	301	12,087	12,388
Canada's return of callable capital	(40,358)	—	(487)	(487)
Balance at December 31, 2013	10,675,321	$4,941	$123,840	$128,781

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2013 are shown in the statement of subscriptions to capital stock and voting power in Schedule I-6.

Note P – Retained Earnings

The composition of Retained earnings as of December 31, 2013 and 2012 is as follows (in millions):

	2013	2012
General reserve	$15,034	$13,727
Special reserve	2,665	2,665
Total	$17,699	$16,392

Note Q – Accumulated Other Comprehensive Income (Loss)

Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income substantially comprises the effects of the postretirement benefits accounting requirements. The following is a summary of changes in Accumulated other comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	Pension Adjustments	Total
Balance at January 1, 2011	$1,023	$ (100)	$ (73)	$ 850
Translation adjustments	(3)	—	—	(3)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	—	—	(919)	(919)
Reclassification to income—amortization of prior service cost	—	—	39	39
Balance at December 31, 2011	1,020	(100)	(953)	(33)
Translation adjustments	(8)	—	—	(8)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	—	—	(346)	(346)
Reclassification to income—amortization of:				
Prior service cost	—	—	8	8
Net actuarial losses	—	—	46	46
Balance at December 31, 2012	1,012	(100)	(1,245)	(333)
Translation adjustments	(1)	—	—	(1)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial gains	—	—	1,401	1,401
Reclassification to income—amortization of:				
Prior service cost	—	—	1	1
Net actuarial losses	—	—	105	105
Balance at December 31, 2013	$1,011	$(100)	$ 262	$1,173

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The amortization of prior service cost and net actuarial gains and losses is a component of the net periodic benefit cost reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note S – Pension and Postretirement Benefit Plans, for additional information.

Note R – Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2013, 2012 and 2011 comprise the following (in millions):

	Years ended December 31,		
	2013	2012	2011
Fair value adjustments - gains (losses)[1]			
Borrowings	$ 3,623	$ (12)	$(1,040)
Derivatives			
Borrowing swaps	(3,989)	191	950
Lending swaps	1,215	(261)	(865)
Equity duration swaps	(231)	65	287
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	8	211	(251)
	$ 626	$ 194	$ (919)

[1]Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $626 million (2012—$194 million; 2011—$(919) million) mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. In addition, during 2013, the Bank realized gains of $125 million generated from the unwinding of equity duration swaps as a result of equity duration management, and losses of $232 million resulting from the unwinding of lending swaps as a result of loan prepayments. These amounts were reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Other interest income and Income from loans-Interest, after swaps, respectively, in the Statement of Income and Retained Earnings.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the years ended December 31, 2013, 2012 and 2011, comprise the following (in millions):

	Years ended December 31,		
	2013	2012	2011
Currency transaction gains (losses):			
Borrowings, at fair value	$ 1,803	$(241)	$ 606
Derivatives, at fair value			
Borrowing swaps	(1,916)	228	(592)
Lending swaps	94	(186)	241
	(19)	(199)	255
Currency transaction gains (losses) related to:			
Borrowings at amortized cost	85	30	(28)
Loans	(94)	181	(223)
Other	17	—	—
	8	211	(251)
Total	$ (11)	$ 12	$ 4

Note S – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) for international employees and the Local Retirement Plan (LRP) for national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. All Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care and certain other benefits to retirees. All employees who retire and receive a monthly pension from the Bank or the IIC and who meet certain requirements are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefit Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's share of costs, assets and obligations of the Plans and the PRBP.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2013, 2012 and 2011 (in millions):

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
Change in benefit obligation						
Benefit obligation, beginning of year	$3,868	$ 3,277	$2,658	$1,817	$1,524	$1,226
Service cost	117	86	67	59	47	34
Interest cost	152	150	151	72	73	72
Net transfers into the plan	2	1	2	—	—	—
Plan participants' contributions	25	23	23	—	—	—
Retiree drug subsidy received	—	—	—	—	1	1
Benefits paid	(119)	(115)	(107)	(34)	(32)	(30)
Net actuarial (gains) losses	(794)	446	483	(388)	204	221
Benefit obligation, end of year	3,251	3,868	3,277	1,526	1,817	1,524
Change in plan assets						
Fair value of plan assets, beginning of year	3,208	2,851	2,815	1,324	1,154	1,158
Net transfers into the plan	2	1	2	—	—	—
Actual return on plan assets	338	397	59	142	167	(8)
Employer contribution	75	51	59	35	35	34
Plan participants' contributions	25	23	23	—	—	—
Benefits paid	(119)	(115)	(107)	(34)	(32)	(30)
Fair value of plan assets, end of year	3,529	3,208	2,851	1,467	1,324	1,154
Funded status, end of year	$ 278	$ (660)	$ (426)	$ (59)	$ (493)	$ (370)
Amounts recognized in Accumulated other comprehensive income (loss) consist of:						
Net actuarial (gains) losses	$ (196)	$ 826	$ 624	$ (66)	$ 418	$ 320
Prior service cost	—	1	1	—	—	8
Net amount recognized	$ (196)	$ 827	$ 625	$ (66)	$ 418	$ 328

Liabilities under retirement benefit plans presented on the Balance Sheet comprises the funded status of those benefit plans that are in an under-funded position. In 2013, the LRP and the PRBP were under-funded, with aggregate fair value of plan assets of $1,623 million and aggregate benefit obligations of $1,696 million, contributing to the total liability of $73 million. In 2012, all benefit plans were under-funded with aggregate fair value of plan assets of $4,532 million and aggregate benefit obligations of $5,685 million, contributing to the total liability of $1,153 million.

The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $2,949 million, $3,345 million, and $2,821 million at December 31, 2013, 2012 and 2011, respectively.

During 2013, the fair value of the assets of the Plans and PRBP benefited from strong rallies in developed markets equities as well as positive performance from high yield fixed income and real estate. The asset returns were significantly higher than the 6.75% expected return on the Plans' and PRBP's assets which, combined with the decrease in the net present value of liabilities, mostly due to the increase in market interest rates and a reduction in the inflation rate and salary growth assumptions, significantly improved the funded status of each plan.

Net periodic benefit cost, recognized in Administrative expenses, and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 consist of the following components (in millions):

Net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
Service cost	$117	$ 86	$ 67	$ 59	$ 47	$ 34
Interest cost	152	150	151	72	73	72
Expected return on plan assets	(186)	(183)	(191)	(77)	(75)	(74)
Amortization of:						
Prior service cost	1	1	2	—	7	37
Net actuarial losses	75	31	—	30	15	—
Net periodic benefit cost	$159	$ 85	$ 29	$ 84	$ 67	$ 69
Of which:						
Ordinary Capital's share	$154	$ 82	$ 28	$ 81	$ 65	$ 67
FSO's share	5	3	1	3	2	2

Other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
Net actuarial (gains) losses	$ (947)	$233	$612	$(454)	$113	$307
Amortization of:						
Prior service cost	(1)	(1)	(2)	—	(7)	(37)
Net actuarial losses	(75)	(31)	—	(30)	(15)	—
Total recognized in Other comprehensive income (loss)	$(1,023)	$201	$610	$(484)	$91	$270
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$ (864)	$286	$639	$(400)	$158	$339

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses.

The Bank estimates that net actuarial gains and losses remaining in Accumulated other comprehensive income (loss) are within the 10% corridor and, as such, no amortization into net periodic benefit cost will be required during 2014 for the Plans and the PRBP.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income, which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.7, 11.1 and 12.0 years, respectively.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits 2013	Pension Benefits 2012	Pension Benefits 2011	Postretirement Benefits 2013	Postretirement Benefits 2012	Postretirement Benefits 2011
Discount rate - SRP	4.85%	4.00%	4.75%			
Discount rate - LRP	4.94%	4.00%	4.75%			
Discount rate - PRBP				4.99%	4.25%	5.00%
Rate of salary increase SRP	4.30%	5.50%	5.50%			
Rate of salary increase LRP	5.90%	7.30%	7.30%			
Rate of inflation	2.29%	2.50%	2.50%	2.29%	2.50%	2.50%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,	Pension Benefits 2013	Pension Benefits 2012	Pension Benefits 2011	Postretirement Benefits 2013	Postretirement Benefits 2012	Postretirement Benefits 2011
Discount rate - SRP	4.00%	4.75%	5.75%			
Discount rate - LRP	4.00%	4.75%	5.75%			
Discount rate - PRBP				4.25%	5.00%	6.00%
Expected long-term return on plan assets	6.75%	6.75%	7.00%	6.75%	6.75%	6.75%
Rate of salary increase SRP	5.50%	5.50%	5.50%			
Rate of salary increase LRP	7.30%	7.30%	7.30%			
Rate of inflation	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

The expected long-term return on plan assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the plans, weighted by the plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected by reference to the year-end yield of AA corporate bonds with maturities that correspond to the payment of benefits. For the assumed rate of inflation, the Bank selected the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities (U.S. TIPS) breakeven inflation rate (which compares the real U.S. TIPS yields to those of nominal U.S. Treasury bond rates).

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2013	2012	2011
Health care cost trend rates assumed for next year:			
Medical (non-Medicare)	7.00%	7.50%	8.00%
Medical (Medicare)	6.00%	6.50%	7.00%
Prescription drugs	6.00%	7.00%	7.50%
Dental	5.00%	5.00%	5.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2018	2018	2018

For those participants assumed to retire outside of the United States, a 6.00% health care cost trend rate was used for 2013 (2012—6.50%; 2011—7.00%) with an ultimate trend rate of 4.50% in 2018.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2013 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 26	$ (19)
Effect on postretirement benefit obligation	254	(192)

Plan assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs, with 65% of assets invested in return strategies (the Return Strategies). Such policies also allocate 35% of assets to investments in fixed income and U.S. inflation-indexed

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

bonds (the Liabilities Strategies) to partially hedge the interest rate and inflation exposure in the Plans' and the PRBP's liabilities and to protect against disinflation.

The Plans' assets Return Strategies target includes allocations between 45% and 61% to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 0% to 2% to public real estate, 2% to 3% to private real estate, and 0% to 2% to high yield fixed income. The Plans' Liabilities Strategies target includes exposures of 5% to core fixed-income, 15% to long duration fixed income and 15% to U.S. inflation-indexed securities.

The PRBP's assets Return Strategies target includes allocations between 46% and 62% to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 3% to public real estate, and 2% to high yield fixed income. The PRBP's Liabilities Strategies target includes exposures of 15% to long duration fixed income, 5% to core fixed income and 15% to U.S. inflation-indexed securities.

The investment policy target allocation as of December 31, 2013 is as follows:

	SRP	LRP	PRBP
U.S. equities	25%	28%	26%
Non - U.S. equities	24%	24%	24%
Emerging markets equities	4%	4%	4%
Public real estate	2%	0%	3%
Long duration fixed income bonds	15%	15%	15%
Core fixed income	5%	5%	5%
High yield fixed income	2%	0%	2%
U.S. inflation-indexed bonds	15%	15%	15%
Emerging markets debt	3%	3%	3%
Private real estate	2%	3%	0%
Commodity index futures	3%	3%	3%
Short-term investment funds	0%	0%	0%

Risk is managed by the continuous monitoring of each asset class level and investment manager. The investments are rebalanced toward the policy target allocations using cash flows and through monthly rebalancing exercises. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans and PRBP is specifically approved by the Bank's Investment Committee, and the PRBP Plan Administrator, respectively.

For the Plans and PRBP, the asset classes include:

- U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the large-capitalization (cap) S&P 500 Index, the all-cap Russell 3000 Index, the small-cap Russell 2000 Index and the small/mid-cap S&P 400 Index; for the SRP only, approximately 20% of U.S. equities assets are managed in separate accounts holding individual stocks;
- Non - U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds optimizes the large/mid-cap MSCI EAFE Index; for the SRP only, one-third of non-U.S. equities assets are managed in separate accounts holding individual stocks;
- Emerging markets equities: For the Plans, an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index; for the PRBP, a commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund optimizes the large/mid-cap MSCI Emerging Markets Free Index;
- Public real estate: For the SRP and PRBP, individual (separate) account which holds, long-only, real estate securities. The account is actively-managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;
- Long duration fixed income bonds: For the LRP, a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index; for the SRP and PRBP, long duration fixed income assets are invested in separate accounts holding individual bonds generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index;
- Core fixed income: For the Plans and PRBP, a mutual fund that invests, long-only, in intermediate duration government and credit securities. Management of the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

fund selects securities, based upon fundamental characteristics, generally comprised within the Barclays Capital U.S. Aggregate Bond Index;

- High yield fixed income: For the SRP, assets are invested in individual securities, and for the PRBP, in a commingled fund. For both plans, the investible universe is generally comprised of the securities within the Barclays Capital High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;
- U.S. inflation-indexed bonds: For the Plans and PRBP, individual U.S. Treasury Inflation Protected Securities in accounts managed internally;
- Emerging markets debt: For the Plans and PRBP, actively-managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign United States dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index;
- Private real estate: For the Plans only, an open-end commingled fund which invests, long-only, in U.S. real estate properties. The fund is actively-managed based upon fundamental characteristics of the properties;
- Commodity index futures: For the LRP, commingled fund which invests in commodity futures contracts generally comprised within the S&P GSCI Index; for the SRP and PRBP, separate accounts which hold, long-only, commodity index futures generally comprised within the S&P GSCI Index.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2013 and 2012, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

Plan assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2013	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ 176	$ 738	$—	$ 914	26%
Non - U.S. equities	259	584	—	843	24%
Emerging markets equities	—	143	—	143	4%
Public real estate	60	—	—	60	2%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	187	333	—	520	15%
Core fixed income	166	—	—	166	5%
High yield fixed income	—	66	—	66	2%
U.S. inflation-indexed bonds	505	—	—	505	14%
Emerging markets debt	—	105	—	105	3%
Real estate investments funds:					
Private real estate	—	—	84	84	2%
Commodity index futures	—	5	—	5	0%
Short-term investment funds	90	28	—	118	3%
Total	$1,443	$2,002	$84	$3,529	100%

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2012	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ 157	$ 641	$—	$ 798	25%
Non - U.S. equities	237	550	—	787	24%
Emerging markets equities	—	134	—	134	4%
Public real estate	58	—	—	58	2%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	248	227	—	475	15%
Core fixed income	150	—	—	150	5%
High yield fixed income	—	61	—	61	2%
U.S. inflation-indexed bonds	475	—	—	475	15%
Emerging markets debt	—	99	—	99	3%
Real estate investments funds:					
Private real estate	—	—	73	73	2%
Commodity index futures	—	4	—	4	0%
Short-term investment funds	53	41	—	94	3%
Total	$1,378	$1,757	$73	$3,208	100%

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

PRBP assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2013	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ —	$ 387	$—	$ 387	27%
Non - U.S. equities	—	353	—	353	24%
Emerging markets equities	—	58	—	58	4%
Public real estate	40	—	—	40	3%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	79	136	—	215	15%
Core fixed income bonds	71	—	—	71	5%
High yield fixed income	—	29	—	29	2%
U.S. inflation—indexed bonds	208	—	—	208	14%
Emerging markets debt	—	41	—	41	3%
Short-term investment funds	49	—	—	49	3%
Total investments	$447	$1,004	$—	1,451	100%
Other assets				16	
Total				$1,467	

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2012	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ —	$375	$—	$ 375	28%
Non - U.S. equities	—	316	—	316	24%
Emerging markets equities	—	54	—	54	4%
Public real estate	39	—	—	39	3%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	109	88	—	197	15%
Core fixed income bonds	59	—	—	59	5%
High yield fixed income	—	27	—	27	2%
U.S. inflation-indexed bonds	193	—	—	193	15%
Emerging markets debt	—	40	—	40	3%
Short-term investment funds	5	5	—	10	1%
Total investments	$405	$905	$—	1,310	100%
Other assets				14	
Total				$1,324	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S. equities, non-U.S. equities, fixed income mutual funds and U.S. treasury inflation-indexed bonds. Such securities are classified within Level 1 of the fair value hierarchy.

Proprietary investment managers' commingled funds investing in U.S. equities, global equities, emerging markets debt, commodity index futures and/or short-term debt investments, which are not publicly-traded, are measured at fair value based on the net asset value of the investment funds and are classified as Level 2, as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Proprietary investment managers' commingled private real estate investment funds are measured at fair value based on the net asset value of these investment funds and are classified as Level 3. The valuation assumptions used by these investment funds include i) market value of similar properties, ii) discounted cash flows, iii) replacement cost and iv) debt on property (direct capitalization). These methodologies are valuation techniques consistent with the market and cost approaches.

The table below shows a reconciliation of the beginning and ending balance of the Plans' investments measured at fair value on a recurring basis using their net asset value per share and which redemption terms are multi-day (45 day pre-notification, quarterly redemption dates), which are classified as Level 3 for the years ended December 31, 2013 and 2012 (in millions):

	2013	2012
Balance, beginning of year	$73	$64
Total net gains	11	9
Balance, end of year	$84	$73
Total gain for the year attributable to the change in unrealized gains related to investments still held at December 31	$11	$9

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2014 are expected to be approximately $60 million and $31 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2013.

Year	Plans	PRBP
2014	$127	$ 45
2015	133	48
2016	139	51
2017	147	55
2018	154	58
2019–2023	882	338

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note T – Variable Interest Entities

An entity is a variable interest entity (VIE) if it: (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) lacks equity investors who have decision-making rights about the entity's operations; or (iii) has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2013 and 2012. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g., concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $8,280 million at December 31, 2013 (2012—$7,927 million). The Bank's total loans and guarantees outstanding to these VIEs were $519 million and $108 million, respectively (2012—$493 million and $84 million, respectively). Amounts committed not yet disbursed related to such loans and guarantees amounted to $38 million (2012—$0 million), which combined with outstanding amounts results in a total maximum Bank exposure of $665 million at December 31, 2013 (2012—$577 million).

Of those loans and guarantees where the Bank is deemed to hold a significant variable interest, the Bank has made a $32 million loan to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million (2012—$32 million), which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

Note U – Reconciliation of Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2013	2012	2011
Net income (loss)	$ 1,307	$ 904	$ (283)
Difference between amounts accrued and amounts paid or collected for:			
Loan income	(15)	27	6
Income from investments	(125)	(183)	(158)
Other interest income	3	—	2
Other income	19	12	—
Net unrealized (gain) loss on trading investments	(43)	(206)	68
Interest and other costs of borrowings, after swaps	(235)	(481)	247
Administrative expenses, including depreciation	142	77	24
Special programs	38	(3)	10
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(626)	(194)	919
Transfers to the IDB Grant Facility	84	79	200
Net (increase) decrease in trading investments	(6,439)	(364)	2,827
Provision for loan and guarantee losses	58	22	3
Net cash provided by (used in) operating activities	$(5,832)	$(310)	$3,865
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ 42	$ 20	$ (17)
Loans outstanding	33	(17)	40
Borrowings	58	9	5
Receivable from members-net	—	—	(13)

Note V – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2013, 2012 and 2011, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2013	2012	2011
Argentina	$391	$310	$335
Brazil	302	365	412
Mexico	436	381	388

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note W – Fair Values of Financial Instruments
The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note L – Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2013 and 2012 (in millions):

	2013[1]		2012[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 421	$ 421	$ 1,021	$ 1,021
Investments				
Trading	21,053	21,053	14,434	14,434
Loans outstanding, net	70,870	72,256	68,899	73,454
Currency and interest rate swaps receivable				
Investments—trading	104	104	41	41
Loans	90	90	20	20
Borrowings	3,452	3,452	6,797	6,797
Others	69	69	286	286
Borrowings				
Short-term	654	654	840	840
Medium- and long-term:				
Measured at fair value	44,087	44,087	45,886	45,886
Measured at amortized cost	24,451	24,869	19,371	20,515
Currency and interest rate swaps payable				
Investments—trading	105	105	84	84
Loans	822	822	1,945	1,945
Borrowings	1,772	1,772	527	527
Others	18	18	—	—

[1] Includes accrued interest.

Note X – Subsequent Events
Management has evaluated subsequent events through March 11, 2014, which is the date the financial statements were issued. As a result of this evaluation, except as disclosed below, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2013.

Update on IDB-9: As of March 11, 2014, instruments of subscription for 344,117 or 97.2% of the total IDB-9 reallocated shares have been received, making the reallocation substantially subscribed as of February 28, 2014.

On February 28, 2014, 1,366,740 additional shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after consideration of Canada's replacement of temporary callable shares. The total amount represented (i) 1,044,438 shares corresponding to the third installment of the IDB, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands when they declined to participate in the IDB-9; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1

STATEMENT OF TRADING INVESTMENTS AND SWAPS [1]

December 31, 2013

Expressed in millions of United States dollars

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	—	6,277	—	6,277[2]
Average balance during year	—	5,954	—	5,954
Net losses for the year	—	(4)	—	(4)
Obligations of non-U.S. governments and agencies:				
Carrying value	737	8,750	864	10,351
Average balance during year	787	7,065	1,218	9,070
Net losses for the year	(13)	(28)	—	(41)
Bank obligations:				
Carrying value	147	3,287	90	3,524
Average balance during year	119	3,158	188	3,465
Net losses for the year	(1)	(8)	(10)	(19)
Corporate securities:				
Carrying value	—	116	30	146
Average balance during year	—	136	23	159
Net gains (losses) for the year	—	—	—	—
Asset-backed and mortgage-backed securities:				
Carrying value	503	214	—	717
Average balance during year	602	451	—	1,053
Net gains for the year	61	92	—	153
Total trading investments:				
Carrying value	1,387	18,644	984	21,015
Average balance during year	1,508	16,764	1,429	19,701
Net gains (losses) for the year	47	52	(10)	89
Net interest rate swaps:				
Carrying value [3]	(1)	(25)	—	(26)
Average balance during year	(1)	(33)	—	(34)
Net gains for the year	2	39	—	41
Currency swaps receivable:				
Carrying value [3]	—	1,476	—	1,476
Average balance during year	—	1,932	—	1,932
Net losses for the year	—	(4)	—	(4)
Currency swaps payable:				
Carrying value [3]	(436)	—	(987)	(1,423)
Average balance during year	(452)	—	(1,422)	(1,874)
Net gains for the year	13	—	14	27
Total trading investments and swaps:				
Carrying value	950	20,095	(3)	21,042
Average balance during year	1,055	18,663	7	19,725
Net gains for the year	62	87	4	153
Return for the year (%)	6.00	0.87	N/A	1.27

[1] Excludes accrued interest.

[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $207 million. GSE obligations are not backed by the full faith and credit of the United States Government.

[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreements.

N/A - Not available

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1

STATEMENT OF TRADING INVESTMENTS AND SWAPS [1]

December 31, 2012
Expressed in millions of United States dollars

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	—	4,592	—	4,592[2]
Average balance during year	—	5,721	—	5,721
Net gains for the year	—	1	—	1
Obligations of non-U.S. governments and agencies:				
Carrying value	765	3,817	659	5,241
Average balance during year	718	4,865	987	6,570
Net gains for the year	8	53	6	67
Bank obligations:				
Carrying value	48	2,646	334	3,028
Average balance during year	412	2,959	288	3,659
Net gains (losses) for the year	(3)	2	(11)	(12)
Corporate securities:				
Carrying value	—	—	11	11
Average balance during year	—	—	5	5
Net gains (losses) for the year	—	—	—	—
Asset-backed and mortgage-backed securities:				
Carrying value	757	770	—	1,527
Average balance during year	821	922	—	1,743
Net gains for the year	100	120	—	220
Total trading investments:				
Carrying value	1,570	11,825	1,004	14,399
Average balance during year	1,951	14,467	1,280	17,698
Net gains (losses) for the year	105	176	(5)	276
Net interest rate swaps:				
Carrying value [3]	(2)	(45)	—	(47)
Average balance during year	(2)	(44)	—	(46)
Net losses for the year	—	(5)	—	(5)
Currency swaps receivable:				
Carrying value [3]	—	1,497	—	1,497
Average balance during year	—	1,732	—	1,732
Net losses for the year	—	(4)	—	(4)
Currency swaps payable:				
Carrying value [3]	(465)	—	(1,008)	(1,473)
Average balance during year	(513)	—	(1,236)	(1,749)
Net gains for the year	9	—	17	26
Total trading investments and swaps:				
Carrying value	1,103	13,277	(4)	14,376
Average balance during year	1,436	16,155	44	17,635
Net gains for the year	114	167	12	293
Return for the year (%)	8.46	1.68	N/A	2.22

[1] Excludes accrued interest.
[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $31 million. GSE obligations are not backed by the full faith and credit of the United States Government.
[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreements.
N/A - Not available

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-2

STATEMENT OF LOANS[1]

December 31, 2013 and 2012

Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding balance - 2013: Sovereign-guaranteed	Non-sovereign-guaranteed	Total	Currency in which outstanding balance is collectible: Non-borrowing country currencies[2]	Borrowing country currencies	Undisbursed	Total outstanding balance 2012
Argentina	$10,961	$ 128	$11,089	$11,076	$13	$ 4,570	$10,787
Bahamas	264	—	264	264	—	123	228
Barbados	240	—	240	240	—	218	234
Belize	120	—	120	120	—	20	117
Bolivia	484	21	505	505	—	659	330
Brazil	12,678	999	13,677	13,659	18	8,234	15,362
Chile	524	317	841	841	—	251	665
Colombia	7,167	159	7,326	7,314	12	1,380	6,849
Costa Rica	507	272	779	779	—	1,556	662
Dominican Republic	2,352	58	2,410	2,410	—	659	2,089
Ecuador	2,389	178	2,567	2,567	—	1,175	2,337
El Salvador	1,932	131	2,063	2,063	—	539	1,957
Guatemala	2,133	250	2,383	2,383	—	349	2,035
Guyana	70	—	70	70	—	49	47
Haiti	—	3	3	3	—	4	2
Honduras	445	93	538	538	—	369	342
Jamaica	1,273	53	1,326	1,326	—	257	1,322
Mexico	12,076	405	12,481	12,459	22	2,411	10,876
Nicaragua	316	43	359	359	—	267	280
Panama	1,606	480	2,086	2,086	—	453	1,599
Paraguay	919	88	1,007	1,007	—	628	896
Peru	1,998	625	2,623	2,623	—	499	3,843
Suriname	322	—	322	322	—	117	218
Trinidad and Tobago	646	—	646	646	—	517	646
Uruguay	1,593	299	1,892	1,892	—	1,407	2,185
Venezuela	1,934	—	1,934	1,925	9	1,647	2,006
Regional	95	1,033	1,128	1,128	—	849	726
Total 2013	$65,044	$5,635	$70,679	$70,605	$74	$29,207	
Total 2012	$64,756	$3,884	$68,640	$68,545	$95	$26,987	$68,640

[1] This table excludes outstanding participated non-sovereign-guaranteed loans of $2,958 million at December 31, 2013 (2012—$2,653 million). This table also excludes guarantees outstanding of $871 million at December 31, 2013 (2012—$761 million).

[2] Includes $2,695 million of loans in borrowing country currencies, which have been swapped to United States dollars.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE[1]

December 31, 2013
Expressed in millions of United States dollars

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$29,071	4.51	7.42
Adjustable	2,509	2.47	6.40
LIBOR-based floating	36,269	1.50	8.89
Others			
Fixed-base cost	1,541	5.82	3.47
Adjustable	1,203	4.14	3.65
LIBOR-based floating	86	2.28	5.94
Loans outstanding			
Fixed-base cost	30,612	4.57	7.22
Adjustable	3,712	3.01	5.51
LIBOR-based floating	36,355	1.50	8.89
Total	$70,679	2.91	7.99

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2013
Expressed in millions of United States dollars

Year of maturity	Fixed-base cost[3]	Adjustable[2]	Total
2014	$ 2,629	$ 2,439	$ 5,068
2015	3,035	2,395	5,430
2016	2,442	2,526	4,968
2017	2,430	2,851	5,281
2018	2,385	2,334	4,719
2019 to 2023	9,059	11,482	20,541
2024 to 2028	5,443	10,783	16,226
2029 to 2033	2,622	4,255	6,877
2034 to 2038	494	922	1,416
2039 to 2043	73	80	153
Total	$30,612	$40,067	$70,679
Average maturity (years)	7.22	8.57	7.99

[1]Information presented before currency and interest rate swaps.
[2]Includes LIBOR-based floating loans.
[3]Includes a total of $1,503 million in fixed rate loans.
[4]The weighted average rate of the total portfolio, after swaps, was 2.34%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE[1]

December 31, 2012
Expressed in millions of United States dollars

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$32,324	4.51	7.04
Adjustable	2,598	2.48	6.35
LIBOR-based floating	31,084	1.41	9.07
Others			
Fixed-base cost	1,302	5.67	4.16
Adjustable	1,228	4.94	4.63
LIBOR-based floating	104	2.06	6.33
Loans outstanding			
Fixed-base cost	33,626	4.55	6.93
Adjustable	3,826	3.27	5.80
LIBOR-based floating	31,188	1.41	9.06
Total	$68,640	3.05	7.83

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2012
Expressed in millions of United States dollars

Year of maturity	Fixed-base cost[3]	Adjustable[2]	Total
2013	$ 3,184	$ 1,570	$ 4,754
2014	3,009	2,122	5,131
2015	3,422	2,415	5,837
2016	2,694	2,093	4,787
2017	2,567	2,765	5,332
2018 to 2022	10,079	10,335	20,414
2023 to 2027	5,484	8,440	13,924
2028 to 2032	2,702	4,188	6,890
2033 to 2037	427	1,036	1,463
2038 to 2042	58	50	108
Total	$33,626	$35,014	$68,640
Average maturity (years)	6.93	8.70	7.83

[1] Information presented before currency and interest rate swaps.
[2] Includes LIBOR-based floating loans.
[3] Includes a total of $1,283 million in fixed rate loans.
[4] The weighted average rate of the total portfolio, after swaps, was 2.33%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2013
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 275	4.39	0.96	$ —	—	—	$ —	—	—	$ 275	4.39	0.96
	—	—	—	—	—	—	(275)	4.39	0.96	(275)	4.39	0.96
Adjustable	538	4.98	3.66	1,144	0.05	2.09	275	(0.09)	0.96	1,957	1.38	2.37
	—	—	—	(915)	2.90	2.65	—	—	—	(915)	2.90	2.65
Japanese yen												
Fixed	380	5.87	2.07	—	—	—	—	—	—	380	5.87	2.07
	—	—	—	(380)	5.87	2.07	—	—	—	(380)	5.87	2.07
Adjustable	178	3.04	5.17	—	—	—	28	(0.43)	4.83	206	2.57	5.13
	—	—	—	(178)	2.77	5.17	(28)	1.23	4.83	(206)	2.56	5.13
Swiss francs												
Fixed	728	2.64	4.55	—	—	—	—	—	—	728	2.64	4.55
	—	—	—	(728)	2.64	4.55	—	—	—	(728)	2.64	4.55
Adjustable	—	—	—	—	—	—	—	—	—	—	—	—
United States dollars												
Fixed	41,503	2.75	5.83	181	5.87	2.08	349	5.25	3.96	42,033	2.78	5.80
	—	—	—	—	—	—	(38,073)	2.54	5.55	(38,073)	2.54	5.55
Adjustable	7,841	0.33	1.72	18,945	0.31	3.92	41,748	0.34	4.34	68,534	0.33	3.92
	—	—	—	(1,098)	0.03	2.10	(5,409)	0.50	1.84	(6,507)	0.42	1.88
Others												
Fixed	17,354	5.22	4.06	—	—	—	—	—	—	17,354	5.22	4.06
	—	—	—	(17,354)	5.22	4.06	—	—	—	(17,354)	5.22	4.06
Adjustable	75	1.53	6.86	—	—	—	—	—	—	75	1.53	6.86
	—	—	—	(52)	0.13	3.97	—	—	—	(52)	0.13	3.97
Total												
Fixed	60,240	3.49	5.26	181			349			60,770	3.50	5.24
	—	—	—	(18,462)			(38,348)			(56,810)	3.39	5.04
Adjustable	8,632	0.68	1.96	20,089			42,051			70,772	0.37	3.89
	—	—	—	(2,243)			(5,437)			(7,680)	0.77	2.07
Principal at face value	68,872	3.13	4.85	(435)			(1,385)			67,052	0.60	4.35
Fair value adjustments	1,318			(789)			(476)			53		
Net unamortized discount	(2,143)			459			1,385[3]			(299)		
Total	$68,047	3.13	4.85	$ (765)			$ (476)			$ 66,806	0.60	4.35

[1]As of December 31, 2013, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.2 months.

[2]Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $765 million and $476 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,161 million and currency and interest rate swap liabilities at fair value of $1,920 million, included on the Balance Sheet.

[3]Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2012
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 264	4.39	1.96	$ —	—	—	$ —	—	—	$ 264	4.39	1.96
	—	—	—	—	—	—	(264)	4.39	1.96	(264)	4.39	1.96
Adjustable	584	5.01	4.22	1,247	0.01	2.93	264	(0.19)	1.96	2,095	1.38	3.17
	—	—	—	(939)	3.05	3.46	—	—	—	(939)	3.05	3.46
Japanese yen												
Fixed	519	5.81	3.22	—	—	—	—	—	—	519	5.81	3.22
	—	—	—	(519)	5.63	3.22	—	—	—	(519)	5.63	3.22
Adjustable	318	1.47	6.27	—	—	—	35	(0.40)	5.83	353	1.28	6.23
	—	—	—	(318)	1.19	6.27	(35)	1.23	5.83	(353)	1.19	6.23
Swiss francs												
Fixed	710	2.63	5.55	—	—	—	—	—	—	710	2.63	5.55
	—	—	—	(710)	2.63	5.55	—	—	—	(710)	2.63	5.55
Adjustable	—	—	—	133	(0.16)	0.52	—	—	—	133	(0.16)	0.52
	—	—	—	(133)	(0.16)	0.52	—	—	—	(133)	(0.16)	0.52
United States dollars												
Fixed	37,885	3.02	6.16	209	6.45	3.49	348	5.25	4.96	38,442	3.06	6.13
	—	—	—	—	—	—	(34,069)	2.80	5.65	(34,069)	2.80	5.65
Adjustable	4,392	0.54	1.89	18,549	0.37	4.20	37,525	0.40	4.44	60,466	0.40	4.18
	—	—	—	(1,347)	0.11	2.76	(5,169)	0.64	2.15	(6,516)	0.53	2.28
Others												
Fixed	18,927	5.69	4.22	—	—	—	—	—	—	18,927	5.69	4.22
	—	—	—	(18,927)	5.69	4.22	—	—	—	(18,927)	5.69	4.22
Adjustable	227	3.97	3.37	—	—	—	—	—	—	227	3.97	3.37
	—	—	—	(205)	3.95	2.12	—	—	—	(205)	3.95	2.12
Total												
Fixed	58,305	3.91	5.48	209			348			58,862	3.93	5.47
	—	—	—	(20,156)			(34,333)			(54,489)	3.84	5.11
Adjustable	5,521	1.21	2.45	19,929			37,824			63,274	0.45	4.15
	—	—	—	(2,942)			(5,204)			(8,146)	0.92	2.55
Principal at face value	63,826	3.68	5.22	(2,960)			(1,365)			59,501	0.73	4.79
Fair value adjustments	3,212			(1,695)			(1,771)			(254)		
Net unamortized discount	(2,313)			615			1,365[3]			(333)		
Total	$64,725	3.68	5.22	$ (4,040)			$(1,771)			$ 58,914	0.73	4.79

[1] As of December 31, 2012, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.8 months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $4,040 million and $1,771 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $6,450 million and currency and interest rate swap liabilities at fair value of $639 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-5

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK

December 31, 2013 and 2012
Expressed in millions of United States dollars[1]

Members	Shares	Paid-in portion of subscribed capital	Callable portion of subscribed capital	Total 2013	Total 2012
Argentina	1,149,694	$ 538.2	$13,331.1	$13,869.3	$12,364.1
Austria	16,632	7.9	192.7	200.6	180.6
Bahamas	22,258	13.0	255.5	268.5	239.1
Barbados	13,789	6.5	159.8	166.3	148.1
Belgium	34,246	16.2	396.9	413.1	372.0
Belize	11,758	7.9	133.9	141.8	126.3
Bolivia	92,324	43.2	1,070.5	1,113.7	992.7
Brazil	1,149,694	538.2	13,331.1	13,869.3	12,364.1
Canada[2]	671,782	197.9	7,906.1	8,104.0	8,091.9
Chile	315,707	147.8	3,660.7	3,808.5	3,395.1
China	262	0.1	3.1	3.2	2.7
Colombia	315,707	147.8	3,660.7	3,808.5	3,395.1
Costa Rica	46,169	21.6	535.4	557.0	496.3
Croatia	5,040	2.4	58.4	60.8	54.6
Denmark	17,685	8.4	205.0	213.4	192.1
Dominican Republic	61,624	28.8	714.6	743.4	662.6
Ecuador	61,624	28.8	714.6	743.4	662.6
El Salvador	46,169	21.6	535.4	557.0	496.3
Finland	16,632	7.9	192.7	200.6	180.6
France	197,842	93.7	2,292.9	2,386.6	2,150.2
Germany	197,842	93.7	2,292.9	2,386.6	2,150.2
Guatemala	61,624	28.8	714.6	743.4	662.6
Guyana	17,143	8.9	197.9	206.8	184.1
Haiti	46,169	21.6	535.4	557.0	496.3
Honduras	46,169	21.6	535.4	557.0	496.3
Israel	16,400	7.8	190.0	197.8	178.1
Italy	197,842	93.7	2,292.9	2,386.6	2,150.2
Jamaica	61,624	28.8	714.6	743.4	662.6
Japan	522,044	247.4	6,050.2	6,297.6	5,673.9
Korea, Republic of	262	0.1	3.1	3.2	2.7
Mexico	739,054	346.0	8,569.5	8,915.5	7,947.9
Netherlands	28,207	14.6	325.6	340.3	340.3
Nicaragua	46,169	21.6	535.4	557.0	496.3
Norway	17,685	8.4	205.0	213.4	192.1
Panama	46,169	21.6	535.4	557.0	496.3
Paraguay	46,169	21.6	535.4	557.0	496.3
Peru	153,867	72.0	1,784.2	1,856.2	1,654.5
Portugal	5,610	2.6	65.1	67.7	60.9
Slovenia	3,068	1.5	35.5	37.0	33.2
Spain	197,842	93.7	2,292.9	2,386.6	2,150.2
Suriname	9,414	6.3	107.2	113.5	101.0
Sweden	34,034	16.1	394.5	410.6	369.7
Switzerland	49,097	23.3	569.0	592.3	533.4
Trinidad and Tobago	46,169	21.6	535.4	557.0	496.3
United Kingdom	100,475	47.6	1,164.5	1,212.1	1,091.9
United States	3,132,975	1,484.9	36,309.5	37,794.4	34,052.0
Uruguay	123,293	57.7	1,429.6	1,487.3	1,325.8
Venezuela	482,267	249.3	5,568.5	5,817.8	5,817.8
Total 2013	10,675,321	$ 4,941	$ 123,840	$ 128,781	
Total 2012	9,688,828	$ 4,640	$ 112,240		$ 116,880

[1]Data are rounded; detail may not add up to total because of rounding.
[2]Includes 254,171 (2012—294,529) non-voting temporary callable shares with a par value of $3,066 million (2012—$3,553 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2013

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	1,149,694	1,149,829	11.027
Bahamas	22,258	22,393	0.215
Barbados	13,789	13,924	0.134
Belize	11,758	11,893	0.114
Bolivia	92,324	92,459	0.887
Brazil	1,149,694	1,149,829	11.027
Chile	315,707	315,842	3.029
Colombia	315,707	315,842	3.029
Costa Rica	46,169	46,304	0.444
Dominican Republic	61,624	61,759	0.592
Ecuador	61,624	61,759	0.592
El Salvador	46,169	46,304	0.444
Guatemala	61,624	61,759	0.592
Guyana	17,143	17,278	0.166
Haiti	46,169	46,304	0.444
Honduras	46,169	46,304	0.444
Jamaica	61,624	61,759	0.592
Mexico	739,054	739,189	7.089
Nicaragua	46,169	46,304	0.444
Panama	46,169	46,304	0.444
Paraguay	46,169	46,304	0.444
Peru	153,867	154,002	1.477
Suriname	9,414	9,549	0.092
Trinidad and Tobago	46,169	46,304	0.444
Uruguay	123,293	123,428	1.184
Venezuela	482,267	482,402	4.626
Total regional developing members	5,211,817	5,215,327	50.014
Canada[2]	417,611	417,746	4.006
United States	3,132,975	3,133,110	30.046
Non-regional members			
Austria	16,632	16,767	0.161
Belgium	34,246	34,381	0.330
China	262	397	0.004
Croatia	5,040	5,175	0.050
Denmark	17,685	17,820	0.171
Finland	16,632	16,767	0.161
France	197,842	197,977	1.899
Germany	197,842	197,977	1.899
Israel	16,400	16,535	0.159
Italy	197,842	197,977	1.899
Japan	522,044	522,179	5.008
Korea, Republic of	262	397	0.004
Netherlands	28,207	28,342	0.272
Norway	17,685	17,820	0.171
Portugal	5,610	5,745	0.055
Slovenia	3,068	3,203	0.031
Spain	197,842	197,977	1.899
Sweden	34,034	34,169	0.328
Switzerland	49,097	49,232	0.472
United Kingdom	100,475	100,610	0.965
Total non-regional members	1,658,747	1,661,447	15.933
Grand total	10,421,150	10,427,630	100.000

[1] Data are rounded; detail may not add to total because of rounding.
[2] Excludes 254,171 non-voting temporary callable shares.

The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

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